****************************************************************************
*                                                                          *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.     *
*  THIS PRELIMINARY PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN          *
*  OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL          *
*  THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH        *
*  OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION     *
*  OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.           *
*                                                                          *
****************************************************************************

                 SUBJECT TO COMPLETION, DATED FEBRUARY 24, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 14, 1996)

                                2,000,000 Shares

                     Mid-America Apartment Communities, Inc.

                                  Common Stock

                               ------------------

MID-AMERICA APARTMENT COMMUNITIES, INC. (THE "COMPANY") IS A REAL ESTATE INVESTMENT TRUST WHICH OWNS AND OPERATES APARTMENT COMMUNITIES PRIMARILY IN THE SOUTHEASTERN UNITED STATES AND TEXAS. AS OF JANUARY 31, 1997, THE COMPANY OWNED AND OPERATED 74 APARTMENT COMMUNITIES CONTAINING 19,628 APARTMENT UNITS IN 12 STATES, AN INCREASE OF 14,048 APARTMENT UNITS SINCE THE COMPANY'S INITIAL PUBLIC OFFERING OF COMMON STOCK IN FEBRUARY 1994 (THE "INITIAL OFFERING").

                               ------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "MAA". ON FEBRUARY 21, 1997, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $29.00 PER SHARE. THE COMPANY HAS PAID REGULAR QUARTERLY DISTRIBUTIONS TO HOLDERS OF ITS COMMON STOCK AND HAS INCREASED ITS ANNUAL DISTRIBUTION EACH YEAR SINCE COMPLETION OF THE INITIAL OFFERING.

                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE S-9 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                            PRICE $         A SHARE

                               ------------------

                                          UNDERWRITING
                          PRICE TO       DISCOUNTS AND      PROCEEDS TO
                           PUBLIC        COMMISSIONS(1)      COMPANY(2)
                      ----------------  ----------------  ----------------
Per Share...........         $                 $                 $
Total(3)............       $                 $                 $
------------
(1) The Company and its principal subsidiary, Mid-America Apartments, L.P., have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

(2) Before deducting expenses payable by the Company estimated at $250,000.

(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 300,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to company will
    be $       , $       and $      , respectively. See "Underwriters."

                               ------------------

    The shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Hunton & Williams, counsel for the Underwriters. It is expected that delivery
of the Common Stock offered hereby will be made on or about March   , 1997 at
the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.

                               ------------------

MORGAN STANLEY & CO.
   Incorporated
               J.C. BRADFORD & CO.
                           MORGAN KEEGAN & COMPANY, INC.
                                                RAYMOND JAMES & ASSOCIATES, INC.

March    , 1997

                               [GRAPHICS OMMITTED]

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR, THE ACCOMPANYING PROSPECTUS, NOR ANY SALE OR OFFER MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----
Prospectus Supplement Summary ..........................................   S-1
Risk Factors ...........................................................   S-9
The Company ............................................................   S-14
Use of Proceeds ........................................................   S-16
Capitalization .........................................................   S-17
Price Range of Common Stock and Dividend History .......................   S-18
Selected Financial and Other Data ......................................   S-20
Management's Discussion and Analysis of Financial
  Condition and Results of Operations ..................................   S-22
The Communities ........................................................   S-27
Management .............................................................   S-30
Description of the Capital Stock of the Company ........................   S-31
Underwriters ...........................................................   S-34
Legal Matters ..........................................................   S-34
Available Information ..................................................   S-34

                                   PROSPECTUS

Available Information ..................................................      2
Incorporation of Certain Documents by Reference ........................      3
Prospectus Summary .....................................................      4
The Company ............................................................      4
Price and Dividend History .............................................      6
Use of Proceeds ........................................................      6
Consolidated Ratios of Earnings to Fixed Charges .......................      6
Description of the Capital Stock of the Company ........................      7
Federal Income Tax Considerations ......................................     11
Description of Debt Securities .........................................     20
Description of Securities Warrants .....................................     30
Plan of Distribution ...................................................     32
Experts ................................................................     33
Legal Matters ..........................................................     33

                          PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT ASSUMES (I) AN OFFERING PRICE OF $29.00 PER SHARE AND (II) THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. UNLESS OTHERWISE INDICATED, AS USED HEREIN, THE TERM "COMPANY" INCLUDES MID-AMERICA APARTMENT COMMUNITIES, INC., ITS PREDECESSOR AND THOSE ENTITIES OWNED OR CONTROLLED THEREBY, INCLUDING MID-AMERICA APARTMENTS, L.P. (THE "OPERATING PARTNERSHIP").

                                   THE COMPANY

     Mid-America Apartment Communities, Inc. (the "Company") is a Memphis, Tennessee-based self-administered and self-managed umbrella partnership REIT ("UPREIT") which owns and operates 74 apartment communities containing 19,628 apartment units in 12 states (the "Communities"), and has agreements and letters of intent to acquire three additional apartment communities containing 1,142 apartment units. As measured by the number of apartment units owned, the Company is the sixth largest apartment REIT in the United States.

     Founded in 1977 by George E. Cates, the Company's Chairman of the Board of Directors and Chief Executive Officer, the Company's predecessor grew from an operator of a single 252-unit apartment community in Memphis, Tennessee into a fully-integrated owner and operator of 5,580 apartment units in 22 apartment communities in four southeastern states immediately prior to the Company's initial public offering in February 1994 (the "Initial Offering"). Since the Initial Offering, the Company's portfolio has increased by 52 apartment communities containing 14,048 apartment units, including 12 apartment communities containing 3,212 apartment units acquired in the Company's merger with America First REIT, Inc. ("AFR") in June 1995 (the "AFR Merger") for an aggregate value of approximately $111 million (as measured by Common Stock issued and AFR debt assumed).

     The Company's internal growth strategy is to increase operating cash flow by (i) increasing rental rates through physical and marketing improvements, (ii) controlling expenses through its system of detailed management reporting and accountability, and (iii) maintaining high occupancy levels. The Company's external growth strategy is to acquire and selectively develop additional apartment units and, when apartment communities no longer meet the Company's long-term strategic objectives or investment return goals, to dispose of those communities. Through the UPREIT structure, the Company has the ability to acquire apartment communities by issuing units of limited partnership interest in the Operating Partnership ("UPREIT Units") in tax-deferred exchanges with owners of such communities.

     The Company seeks to acquire apartment communities appealing to middle and upper income residents in mid-size cities in the southeastern United States and Texas. Approximately 64% of the Company's apartment units are located in Tennessee, Florida and Texas markets. The Company's strategic focus is to provide its residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. The Company utilizes its experience and expertise in maintenance, landscaping, marketing and management to effectively "reposition" many of the apartment communities it acquires to raise occupancy levels and per unit average rentals. The average age of the Communities at December 31, 1996 was 12.8 years. The following table sets forth certain operating data regarding the Company for the periods indicated.

                                         1996       1995       1994
                                       ---------  ---------  ---------
Apartment units at year end..........     19,280     18,219     14,333
Average monthly rental per apartment
  unit at year end...................       $529       $508       $482
Average occupancy for the year.......       95.4%      95.2%      95.5%

     As of January 31, 1997, the executive officers and directors of the Company owned approximately 13% of the combined outstanding Common Stock and common units of limited partnership interest ("Common Units") in the Operating Partnership. Stock and other incentive compensation plans are used to motivate employees to meet long-term management goals that are consistent with creating value for the Company's shareholders.

                              RECENT DEVELOPMENTS

OPERATING RESULTS

     The Company has publicly announced the following unaudited operating results and other data for the three months and year ended December 31, 1996 as compared with the 1995 periods:

                                        THREE MONTHS ENDED       YEAR ENDED
                                           DECEMBER 31           DECEMBER 31
                                       --------------------  ---------------------
                                         1996       1995        1996       1995
                                       ---------  ---------  ----------  ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenue..............................  $  28,946    $  26,964    $  111,685    $  94,819
Property operating expenses..........     10,713       10,564        42,373       37,810
                                       ---------    ---------    ----------    ---------
Net operating income.................  $  18,233    $  16,400    $   69,312    $  57,009
                                       ---------    ---------    ----------    ---------
General and administrative expense...      1,533        1,450         6,154        4,851
Interest expense.....................      6,264        6,105        25,766       22,684
Preferred stock distributions........        990       --               990       --
Depreciation of non-real estate
 assets..............................         41           26           155          104
Amortization of deferred financing
 costs...............................        177          187           661          593
                                       ---------    ---------    ----------    ---------
Funds from operations(1).............  $   9,228    $   8,632    $   35,586    $  28,777
                                       ---------    ---------    ----------    ---------
     Less:
Depreciation and amortization of real
 estate..............................     (5,711)      (4,835)      (21,288)     (16,470)
     Add:
Preferred stock distributions........        990       --               990       --
Gains on dispositions of
 properties..........................        241       --             2,185       --
                                       ---------    ---------    ----------    ---------
Income before minority interest in
 Operating Partnership...............  $   4,748    $   3,797    $   17,473    $  12,307
                                       ---------    ---------    ----------    ---------
Minority interest in Operating
 Partnership income..................        872          706         3,213        2,497
                                       ---------    ---------    ----------    ---------
Net income...........................  $   3,876    $   3,091    $   14,260    $   9,810
                                       =========    =========    ==========    =========
Net income available for common
 shareholders(2).....................  $   2,886    $   3,091    $   13,270    $   9,810
                                       =========    =========    ==========    =========
PER SHARE DATA:
Funds from operations(1).............  $     .69    $     .64    $     2.65    $    2.34
Net income available for common
 shareholders........................  $     .26(2) $     .28    $     1.21(2) $    1.00

------------
(1) Represents funds from operations ("FFO") per share and common unit. FFO represents net income (computed in accordance with generally accepted accounting principles ("GAAP")) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock distributions. FFO is computed in accordance with the current National Association of Real Estate Investment Trusts, Inc. ("NAREIT") definition, which eliminates amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company adopted this method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. In the table above, FFO has been restated consistent with the current NAREIT FFO definition for all periods, but such restatement does not include the effect of the Company's change in accounting for capital expenditures adopted as of January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Funds from Operations" and "-- Capital Expenditures" for a discussion of these changes. Taking into account the effects of the Company's new capitalization policy and the adoption of the current NAREIT FFO definition, FFO per share would have been $.67 for the quarter ended December 31, 1995 and $2.44 for the year ended December 31, 1995. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative

                                             (NOTES CONTINUED ON FOLLOWING PAGE)
    to cash flows from operating, investing and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding the Company's results of operations in that such calculation reflects cash flow from operating activities and the Company's ability to support interest payments and general operating expenses before the impact of certain activities such as changes in other assets and accounts payable.

(2) After reduction for distributions on the Company's 9.5% Series A Cumulative Preferred Stock (the "Series A Preferred Stock") issued in October 1996.

                MANAGEMENT'S DISCUSSION OF OPERATING RESULTS FOR
                 THREE MONTHS AND YEAR ENDED DECEMBER 31, 1996

     The following discussion takes into account the effect of the Company's adopting in 1996 the current NAREIT definition of FFO and a change in accounting policy for capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Funds from Operations" and
" -- Capital Expenditures" for a discussion of these changes. The Company's
1995 financial statements were not restated for the effect of the change in accounting policy.

     The total number of apartments units owned at December 31, 1996 was 19,280 in 73 apartment communities, compared to 18,219 in 70 communities at December 31, 1995. Average monthly rental per apartment unit increased to $529 at December 31, 1996 from $508 at December 31, 1995. Average occupancy for 1996 and 1995 was 95.4% and 95.2%, respectively.

     For 1996, FFO increased by approximately $6,809,000 or 23.7%, when compared to the same period a year earlier (adjusted only for the new NAREIT definition of FFO). The increase was primarily attributable to an approximate $16,866,000 increase in revenues, which was partially offset by increases in expenses associated with the increase in the number of apartment units owned by the Company. FFO per share increased 8.6% from $2.44 per share for 1995 to $2.65 per share for 1996 (restated for the effect of adoption of the current NAREIT FFO definition and the change in accounting policy). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Funds from Operations" and " -- Capital Expenditures."

     Total revenues for 1996 increased by approximately $16,866,000 due primarily to the inclusion for the entire period of revenue from 12 Communities acquired in the AFR Merger on June 29, 1995 which was accounted for using the purchase method of accounting and the net addition of three Communities in 1996. Expenses increased by approximately $13,885,000, which was primarily attributable to (i) inclusion for the entire period of expenses from the 12 Communities acquired in the AFR Merger, (ii) the net addition of three Communities in 1996, and (iii) an increase in general and administrative expenses due to the opening of the new training center, interest expense and depreciation due to the continued growth of the Company. As a percentage of revenue, real estate taxes, insurance and interest costs decreased in 1996 as compared to 1995. Utility costs decreased as a percentage of revenue from 6.1% in 1995 to 5.5% in 1996 due primarily to the installation of 6,400 individual unit water meters and the completion of the individual unit electricity metering at Sailwinds at Lake Magdalene. During 1996, the Company recorded an approximate $2,185,000 gain for the disposition of three apartment communities.

     For the year ended December 31, 1996, net income available for common shareholders increased from $1.00 per share in 1995 to $1.21 as a result of the growth in numbers of apartment units and improvement in operating results noted above. For the quarter ended December 31, 1996, net income available for common shareholders declined from $.28 to $.26 as a result of an increase in depreciation expense of real estate assets from approximately $4,835,000 to approximately $5,711,000 and as a result of distributions on the Series A Preferred Stock issued in October 1996.

COMPLETED ACQUISITIONS

     Since January 1, 1996, the Company has acquired the following apartment communities (the "Completed Acquisitions") containing an aggregate of 2,108 apartment units (dollars in millions):

                                                               NUMBER
                                                                 OF      ACQUISITION    CONTRACT
                PROPERTY                        MARKET         UNITS        DATE        PRICE(1)
----------------------------------------   -----------------   ------    -----------    --------
Lakeside................................   Jacksonville, FL      416         3/12/96     $ 14.1
Crosswinds..............................   Jackson, MS           360         7/25/96       15.3
Savannah Creek..........................   Memphis, TN           204         7/25/96        7.8
Sutton Place............................   Memphis, TN           252         7/25/96        8.9
Napa Valley.............................   Little Rock, AR       240        10/17/96        9.5
Tiffany Oaks............................   Orlando, FL           288        12/17/96       10.1
Howell Commons..........................   Greenville, SC        348         1/16/97       13.0
                                                               ------                   --------
     Total..............................                       2,108                     $ 78.7
                                                               ======                   ========

------------
(1) Excluding additional customary closing costs, including expenses and commissions.

PROPOSED ACQUISITIONS

     The Company has entered into a definitive agreement or letter of intent to acquire the following apartment communities (the "Proposed Acquisitions") containing an aggregate of 1,142 apartment units (dollars in millions):

                                                               NUMBER                 DEBT
                                                                 OF      CONTRACT     TO BE        CASH
                PROPERTY                        MARKET         UNITS     PRICE(1)    ASSUMED    REQUIRED(1)
----------------------------------------   -----------------   ------    --------    -------    -----------
Woodhollow..............................   Jacksonville, FL      450      $ 16.7      $10.5        $ 6.2
Westside Creek I and II.................   Little Rock, AR       308        12.6        5.0          7.6
Balcones Woods..........................   Austin, TX            384        15.8        9.2          6.6
                                                               ------    --------    -------    -----------
     Total..............................                       1,142      $ 45.1      $24.7        $20.4
                                                               ======    ========    =======    ===========

------------
(1) Excluding additional customary closing costs, including expenses and commissions.

     The Company has entered into definitive agreements to purchase Woodhollow and Balcones Woods, subject to customary closing conditions (including marketable title). In addition, the Company has entered into a definitive agreement (subject to customary closing conditions) to purchase Westside Creek Phase II ("Westside II") containing 166 apartment units and has entered into a letter of intent with respect to the purchase of Westside Creek Phase I ("Westside I") containing 142 apartment units. The acquisition of Westside II is conditioned upon the acquisition of Westside I. The seller of Westside II has the option to delay the closing of the sale for up to six months, during which period the Company would manage the property for a management fee equal to 4.5% of gross revenue from the property. Management believes that the seller's execution of a definitive acquisition agreement for Westside I is imminent. The Company has completed all due diligence, except title searches, with respect to, and obtained approval from the Company's Board of Directors for, each Proposed Acquisition. The Company intends to fund the cash required to consummate the Proposed Acquisitions with borrowings under the Company's unsecured bank line of credit (the "Credit Line"). There can be no assurance that any of the Proposed Acquisitions will be consummated.

ACQUISITIONS UNDER NEGOTIATION

     The Company is also in various stages of negotiation with various sellers for the acquisition of additional apartment communities (the "Acquisitions Under Negotiation") for estimated purchase prices totaling approximately $100 million. The Company expects that the consummation of any Acquisition

Under Negotiation will be funded through the assumption of existing mortgage indebtedness, through the issuance of UPREIT Units, and/or through borrowings under the Credit Line. There can be no assurance that any of the Acquisitions Under Negotiation will be consummated.

DISPOSITIONS

     During 1996, the Company disposed of three apartment communities (the "Dispositions") which did not meet the Company's long-term strategic objectives and investment return goals. Two of the apartment communities containing an aggregate of 624 apartment units were sold for total cash consideration of approximately $15.9 million. The net proceeds were reinvested in four apartment communities containing 1,104 apartment units in transactions intended to qualify as like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, in May
1996 the Company disposed of a 100-unit apartment community located in Chattanooga, Tennessee for $1.9 million cash, the net proceeds of which were used to reduce amounts outstanding under the Credit Line. The Company recognized an aggregate net gain of approximately $2.2 million on the Dispositions.

DISTRIBUTION INCREASE

     In January 1997, the Company raised its quarterly distribution to common shareholders from $.51 per share to $.535 per share, effective with its distribution paid on January 31, 1997.

CREDIT LINE

     In December 1996, the Company increased the maximum credit limit under the Credit Line from $65 million to $90 million. The economic terms and conditions of the Credit Line did not change materially as a result of the increase in borrowing capacity. At January 31, 1997, the Company had borrowed approximately $51.2 million under the Credit Line. Currently, the Company is able to borrow up to approximately $87 million based on the current borrowing base calculation under the Credit Line. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company intends to use substantially all of the net proceeds of the Offering to repay outstanding borrowings under the Credit Line.

PREFERRED STOCK OFFERING

     In October 1996, the Company offered and sold to the public 2,000,000 shares of Series A Preferred Stock at a price of $25.00 per share (the "Preferred Stock Offering"). The net proceeds of the Preferred Stock Offering totaled approximately $47.9 million and were used to repay outstanding borrowings under the Credit Line and to consummate one of the Completed Acquisitions. Preferential dividends are payable on the Series A Preferred Stock in an annual amount of $2.375 per share, payable monthly. See "Description of the Capital Stock of the Company -- Series A Preferred Stock."

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     In January 1997, the Company adopted a Dividend Reinvestment and Stock Purchase Plan (the "DRSPP") pursuant to which the Company's shareholders will be permitted to acquire shares of Common Stock through the reinvestment of distributions on Common Stock and Series A Preferred Stock and through optional cash payments from shareholders. The Company has registered with the Securities and Exchange Commission the offer and sale of up to 750,000 shares of Common Stock pursuant to the DRSPP. It is expected that shareholders of the Company may begin participating in the DRSPP commencing with the Company's April 1997 distribution to holders of Common Stock. See "Price Range of Common Stock and Dividend History."

                                  THE OFFERING

     All of the shares of Common Stock offered hereby are being sold by the Company.

     Shares of Common Stock            2,000,000
       offered.......................

     Shares of Common Stock to be      15,394,550(1)
       outstanding after the
       Offering......................

     Use of Proceeds.................  Repayment of indebtedness under the
                                       Credit Line and general corporate
                                       purposes

     NYSE Symbol.....................  MAA
------------
(1) Includes an aggregate of 2,444,352 shares of Common Stock issuable upon redemption of outstanding Common Units. Also assumes that the Underwriters' over-allotment option is not exercised.

                        SUMMARY FINANCIAL AND OTHER DATA

     The following table sets forth summary financial and other data on an historical basis for the Company and its predecessor, and on a pro forma basis for the Company. The historical information should be read in conjunction with all of the financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which are incorporated by reference into the accompanying Prospectus. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement. In the opinion of management, the data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                                           NINE MONTHS ENDED                                   YEAR ENDED DECEMBER 31,
                                             SEPTEMBER 30,             ------------------------------------------------------------
                                              (UNAUDITED)                                             HISTORICAL
                                   -------------------------------                -------------------------------------------------
                                       PRO          HISTORICAL          PRO                                   (PREDECESSOR)
                                      FORMA    -------------------     FORMA                          -----------------------------
                                     1996(1)     1996       1995       1995(1)      1995     1994(2)    1993      1992      1991
                                   ----------- ---------  --------  -----------   --------  --------  --------  --------  ---------
                                                                    (UNAUDITED)

                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND PROPERTY DATA)
STATEMENT OF OPERATIONS DATA:
Revenue..........................   $ 93,963    $ 82,739  $ 67,855    $121,425    $ 94,819  $ 51,207  $ 26,295  $ 22,194  $  19,695
Expenses(3)......................     77,480      71,958    59,345     101,010      82,512    42,429    23,886    21,662     20,601
Net income available for
  common shareholders(4).........   $ 10,301    $ 10,384  $  6,719    $ 12,421    $  9,810  $  6,944  $  2,542  $  1,090  $      17
                                   ==========   ========  ========   ==========   ========  ========  ========  ========  =========
Net income per weighted
  average common share
  outstanding(4).................   $    .79    $    .95  $    .71    $    .96    $   1.00  $   1.01    --        --         --
                                   ==========   ========  ========   ==========   ========  ========
Weighted average common
  shares outstanding.............     12,983      10,983     9,433      12,983       9,860     6,577    --        --         --
BALANCE SHEET DATA:
Real estate owned, at cost.......   $695,461    $624,496  $571,314                $578,788  $434,460  $125,269  $111,686  $ 103,455
Total debt.......................    316,201     347,541   302,754                 307,939   232,766   105,594    95,036     90,834
Shareholders' equity
  (owners' deficit)..............    294,568     196,189   204,857                 202,278   152,385    (4,684)   (4,493)    (5,460)
OTHER DATA:
FFO(5)...........................   $ 30,541    $ 26,358  $ 20,145    $ 37,479    $ 28,777  $ 17,525  $  5,908  $  3,747  $   1,967
FFO per share and common
  unit(5)........................   $   1.98    $   1.96  $   1.69    $   2.43    $   2.34  $   1.86    --        --         --
EBITDA(6)........................   $ 53,615    $ 46,458  $ 37,208    $ 67,894    $ 52,158  $ 28,110  $ 13,577  $ 11,400  $  10,139
EBITDA per share(6)..............   $   3.47    $   3.46  $   3.13    $   4.40    $   4.25  $   2.96    --        --         --
Ratio of EBITDA to
  fixed charges(7)...............       2.33x       2.21x     2.15x       2.21x       2.19x     2.65x     1.78x     1.49x      1.24x
Number of Communities............         77          72        70          77          70        54        22        19         18
Number of apartment
  units..........................     20,770      18,992    18,157      20,770      18,219    14,333     5,580     5,064      4,702

                                                       (NOTES ON FOLLOWING PAGE)

(1) The unaudited pro forma balance sheet data at September 30, 1996 have been prepared as if (i) the Company owned all of the Completed Acquisitions and the Proposed Acquisitions as of September 30, 1996 and (ii) the Dispositions, the consummation of the Preferred Stock Offering and the application of the net proceeds thereof, and the consummation of the Offering and the application of the net proceeds thereof had each occurred on September 30, 1996. The unaudited pro forma operating and other data for the nine months ended September 30, 1996 and the year ended December 31, 1995 have been prepared as if the transactions described above and other property acquisitions since January 1, 1995 had occurred at the beginning of the period presented. The pro forma interest expense reflects the $31.3 million net decrease in total debt in connection with the above-described transactions as if such debt had been decreased at the beginning of the period presented. The pro forma general and administrative expense reflects increased corporate expenses resulting from the transactions described above. The pro forma financial and operating data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the periods indicated, nor do they purport to represent the results of operations or financial position for future periods. Pro forma interest expense on the Credit Line for the nine months ended September 30, 1996 and the year ended December 31, 1995 was adjusted based on the September 30, 1996 rate of 7.2%.

(2) Operating data for 1994 include 34 days of predecessor financial information prior to the Initial Offering and per share data for 1994 are for the period February 4, 1994 through December 31, 1994.

(3) See discussion of the change in accounting policy during 1996 in "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Capital Expenditures."

(4) The Company recognized gains on dispositions of properties of approximately $1,944,000 during the nine months ended September 30, 1996. The effect of such gains is not reflected in pro forma net income for the nine months and year ended December 31, 1996.

(5) FFO represents net income (computed in accordance with GAAP) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock distributions. FFO is computed in accordance with the current NAREIT definition, which eliminates amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company adopted this method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. In the table above, FFO has been restated consistent with the current NAREIT FFO definition for all periods, but such restatement does not include the effect of the Company's change in accounting for capital expenditures adopted as of January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and
    Results of Operations -- Funds from Operations" and " -- Capital Expenditures" for a discussion of these changes. Taking into account the effects of the Company's new capitalization policy and the adoption of the current NAREIT FFO definition, FFO per share would have been $1.76 for the nine months ended September 30, 1995 and $2.44 for the year ended December 31, 1995. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding the Company's results of operations in that such calculation reflects cash flow from operating activities and the Company's ability to support interest payments and general operating expenses before the impact of certain activities such as changes in other assets and accounts payable.

(6) Earnings before interest taxes depreciation and amortization ("EBITDA") represents net income before extraordinary items and minority interest, computed in accordance with GAAP, adjusted for gains on dispositions of properties, interest expense, federal income taxes, depreciation and amortization. EBITDA should not be considered as a substitute for net income or any other GAAP measurement of performance, as an indication of operating performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity.

(7) The ratios of EBITDA to fixed charges were computed by dividing EBITDA by fixed charges. Fixed charges consist of interest expense (including interest costs capitalized and amortization of deferred financing costs) and distributions on the Series A Preferred Stock.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMMON STOCK INVOLVES VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. INVESTORS SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN DETERMINING WHETHER TO PURCHASE SHARES OF COMMON STOCK. INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT,"
"ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS AND CERTAIN OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN OR THEREIN AND EXHIBITS HERETO AND THERETO, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY SUCH FORWARD-LOOKING STATEMENTS.

REAL ESTATE INVESTMENT RISKS

  GENERAL RISKS

     The Company's ability to make distributions to its shareholders is dependent on the ability of the Company to generate FFO in excess of scheduled principal payments on indebtedness and capital expenditure requirements. FFO and the value of the Communities may be adversely affected by events or conditions which are beyond the Company's control, including an oversupply of apartments or a reduction in demand for apartments in the Company's markets, the cost of regulation, changes in tax laws, housing laws, interest rate levels, and the availability of financing. FFO would be adversely affected if a significant number of residents were unable to pay rent or if apartments could not be rented on favorable terms. Significant expenditures associated with each equity investment in a Community (such as mortgage payments, if any, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in a Community's rent revenue.

  OPERATING RISKS

     The Communities are subject to all operating risks common to apartment communities in general. Such risks include: (i) competition from other apartment communities and alternative housing; (ii) new construction of comparable properties or adverse economic conditions in the areas in which the Communities are located, either of which might adversely affect apartment occupancy or rental rates; (iii) increases in operating costs (including real estate taxes) due to inflation and other factors, which increases may not necessarily be offset by increased rents; (iv) inability or unwillingness of residents to pay rent increases; (v) future enactment of rent control laws or other laws regulating multifamily housing, including present and possible future laws relating to access by disabled persons; and (vi) disagreements with joint venture partners or real estate co-investors, if any. The local rental market may limit the extent to which rents may be increased in response to operating expense increases without decreasing occupancy rates. Historically, the Company has incurred increased operating expenses in the third calendar quarter due to planned increases in apartment unit turnover during such quarter. The Company's ability to make expected distributions to shareholders could be adversely affected by any of the above-described events.

  DEPENDENCE ON MEMPHIS, TENNESSEE MARKET

     As of January 31, 1997, approximately 23% of the apartment units in the Communities were located in the Memphis, Tennessee market. The Company's performance, therefore, may be linked to economic conditions in this market. Adverse developments in this market, including the risk factors described above, could adversely affect the Company's operating results.

  ILLIQUIDITY OF REAL ESTATE COULD ADVERSELY AFFECT THE PRICE AND TIMING OF SALES OF COMMUNITIES

     Real estate investments are relatively illiquid and, therefore, the Company's ability to vary its portfolio promptly in response to changes in economic or other conditions may be limited. Moreover, the Code places limits on the Company's ability to sell Communities held for fewer than four years. The Operating Partnership has agreed that it will not sell or refinance Greenbrook Apartments, a 1,031-unit apartment community transferred to the Company by Robert F. Fogelman, a member of the Company's Board of Directors, in connection with the Company's formation, without the advance written consent of Mr. Fogelman, so long as he continues to own at least 217,500 Common Units. The Company also has agreed not to sell or refinance four other Communities without the advance written consent of certain limited partners of the Operating Partnership (including, with respect to one Community in addition to Greenbrook, Mr. Fogelman; all such limited partners being collectively referred to hereinafter as the "Taxable Partners") who continue to own in the aggregate at least 50% of the Common Units received on account of the transfer of the applicable Community in connection with the Company's formation. The Taxable Partners may withhold such consent in their sole discretion, precluding the sale or refinancing of such Communities, which could adversely affect the Company's liquidity or ability to take advantage of particular opportunities.

  BOND COMPLIANCE REQUIREMENTS MAY LIMIT INCOME FROM CERTAIN COMMUNITIES

     Nineteen of the Company's Communities have been financed with the proceeds of the issuance of tax-exempt bonds or HUD guaranteed loans and are subject to restrictive covenants or deed restrictions. The aggregate outstanding principal amount of such financing as of January 31, 1997 was $97.4 million. Communities financed with the proceeds of tax-exempt bonds are subject to various restrictions and requirements, including a requirement that not less than 20% of the apartment units in each such Community be occupied by residents whose income does not exceed 80% of the median income for the area at all times during the time period specified in the bond documents. The bond compliance requirements may have the effect of limiting the Company's income from affected Communities in the event the Company is required to lower its rental rates to attract residents meeting the qualification requirements. In the event that tax law requirements are not met, interest on the bonds could become subject to federal and state income tax, which would result in either an increase in the interest rate on such bonds or an early redemption of the bonds (which redemption could be at a premium).

  POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

     Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on, onto or in its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of or the failure to properly remediate hazardous substances may adversely affect occupancy of the Communities affected and the Company's ability to sell or borrow against affected Communities. In addition to the costs associated with investigation and remediation actions brought by federal, state and local agencies, the presence of hazardous wastes at a Community could result in personal injury or similar claims by private plaintiffs.

RISKS ASSOCIATED WITH DEBT FINANCING

     The Company currently uses and intends to continue using debt financing for acquisitions and development. Such debt financing may include permanent mortgage financing and borrowings under the Credit Line. Payments of principal and interest on borrowings may leave the Company with insufficient cash resources to operate the Communities or pay distributions required to be paid in respect of the Series A Preferred Stock or in order for the Company to maintain its qualification as a REIT. The Board of Directors has adopted a policy limiting the Company's indebtedness to 60% of adjusted gross assets (defined as the gross tangible book value of the Company's assets, plus $10 million), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. The Company's ratio of debt to adjusted gross assets was approximately 50% at January 31, 1997. The Board of Directors, without shareholder approval, can amend or modify its current policy on borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's FFO, cash flow and ability to make distributions to its shareholders; increase the risk of default on the Company's obligations; and increase the risk of foreclosure on property securing debt.

     As of January 31, 1997, approximately $186.8 million of long-term fixed rate debt is recourse to the Operating Partnership. The Company has agreed to maintain $8.9 million of recourse debt in order to preserve the tax bases of the Taxable Partners (except Mr. Fogelman) in their Common Units. Upon the liquidation and dissolution of the Operating Partnership, the Taxable Partners (except Mr. Fogelman) have agreed to indemnify the Company for any deficiency in the repayment of such debt and contribute the amount of any such deficiency to the Operating Partnership as additional capital. Mr. Fogelman has personally guaranteed $12.6 million of long-term fixed rate non-recourse indebtedness in order to preserve his tax basis in his Common Units. The Company has agreed to maintain at least $12.6 million of such guaranteed non-recourse indebtedness for so long as Mr. Fogelman owns at least 285,250 Common Units. The Company has agreed to indemnify Mr. Fogelman and the other Taxable Partners for taxes, penalties and interest that may be incurred due to inadvertent prepayment of debt by the Company. The foregoing agreements require that the Company maintain at least $21.5 million of indebtedness unless the appropriate Taxable Partners consent to the prepayment of such indebtedness or dispose of their Common Units, which could limit the Company's ability to control the terms of its mortgage financing or the Credit Line. The Company could be forced to dispose of certain Communities upon disadvantageous terms, which could result in losses to the Company and could adversely affect cash flow available for distribution to shareholders. Moreover, if a Community is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the Community could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

TAX RISKS

  TAX LIABILITIES AS A CONSEQUENCE OF THE FAILURE TO QUALIFY AS A REIT

     The Company intends to operate so as to continue to meet the requirements for qualification as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "IRS") that it qualifies as a REIT, it has received an opinion of Baker, Donelson, Bearman & Caldwell that, based on certain assumptions and representations, as of the date of the accompanying Prospectus the Company met the requirements for qualification as a REIT. Persons receiving this Prospectus Supplement and the accompanying Prospectus should be aware that opinions of counsel are not binding on the IRS or any court. The foregoing opinion represents only the view of counsel to the Company based on such counsel's review and analysis of existing law as of the date of the opinion, which includes no controlling precedent. Furthermore, the conclusions stated in the opinion are conditioned on, and the continued qualification of the Company as a REIT will depend on, the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income and the amount of its distributions to its shareholders.

     If the Company fails to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its resulting taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Code, the Company also would be disqualified from electing to be taxed as a REIT for four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to shareholders would be reduced substantially for each of the years involved. Although the Company currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company's Board of Directors, with the affirmative vote of two-thirds of the outstanding shares of the Company's Common Stock, to revoke the Company's REIT election. See "Federal Income Tax Considerations" in the accompanying Prospectus.

  CLASSIFICATION OF THE OPERATING PARTNERSHIP AND THE SUBSIDIARY PARTNERSHIPS FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REAL ESTATE INVESTMENT TRUST SHARES

     The Company has received an opinion of Baker, Donelson, Bearman & Caldwell that as of the date of the accompanying Prospectus the Operating Partnership and each subsidiary partnership would be classified as partnerships for federal income tax purposes. Persons receiving this Prospectus Supplement and the accompanying Prospectus should be aware that opinions of counsel are not binding on the IRS or any court. If the IRS were to challenge successfully the tax status of the Operating Partnership or a subsidiary partnership as a partnership for federal income tax purposes, such partnership would be taxable as a corporation. If the Operating Partnership were treated as a corporation for federal income tax purposes, the Company would not be able to qualify as a REIT. If a subsidiary partnership were treated as a corporation, the Company may cease to qualify as a REIT because the value of the Company's ownership interest in such partnership would exceed 10% of the partnership's voting interests. Furthermore, the imposition of a corporate income tax on the Operating Partnership or a subsidiary partnership would substantially reduce the amount of cash available for distribution to the Company and its shareholders.

  OTHER TAX LIABILITIES

     Even if the Company qualifies as a REIT, the Company and its subsidiaries may be subject to certain federal, state, and local taxes on their income and property which could reduce operating cash flow.

POTENTIAL CONFLICTS OF INTEREST

     Holders of Common Units may suffer different and more adverse tax consequences than the Company upon the sale of any of the Communities acquired upon formation of the Company or refinancing or prepayment of indebtedness associated with or secured by any of such Communities. Therefore, such holders, including Mr. Cates, Mr. Fogelman and O. Mason Hawkins, who is also a member of the Board of Directors, may have different objectives from the Company regarding the appropriate pricing and timing of any refinancing or prepayment of indebtedness associated with such Communities or any sale of such Communities. The Company has exclusive authority as to whether and on what terms to sell or refinance or repay indebtedness related to an individual Community (except certain Communities described below), and the Company's bylaws provide that a majority of the Board of Directors, including a majority of the independent directors, may approve the sale or other disposition of a Community. However, Messrs. Cates, Fogelman and Hawkins may influence the remaining directors not to approve the sale of or refinancing of the indebtedness associated with a particular Community, even though such sale or refinancing might otherwise be financially advantageous to the Company, or may influence the Company to refinance the indebtedness associated with a particular Community and increase the level of debt. Moreover, as to five of the Communities acquired upon formation of the Company, the Operating Partnership has agreed that it will not sell such Communities or refinance the indebtedness associated with such Communities without the advance written consent of certain former owners thereof. Mr. Fogelman is one of those former owners. Such owners are likely to be motivated by tax reasons to withhold such consent, which would adversely affect the Operating Partnership's ability to take advantage of particular opportunities. Further, the Company is obligated to (i) maintain at least $12.6 million of non-recourse debt guaranteed by Mr. Fogelman so long as he continues to own 285,250 Common Units and (ii) maintain approximately $8.9 million of recourse debt in order to preserve the Taxable Partners' tax bases in their Common Units.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES

     The Company's charter limits ownership of the issued and outstanding shares of the Company's capital stock by any single shareholder to 9.9% of the outstanding shares (the "Ownership Limit"). Shares acquired or transferred in breach of the Ownership Limit shall be deemed "Excess Shares" and shall be (i) held in trust for the exclusive benefit of the person(s) to whom such Excess Shares may later be transferred, (ii) subject to transfer at the direction of the Board of Directors, and (iii) subject to redemption at a price equal to the lesser of (a) the price paid by the holder of such Excess Shares or (b) the closing price per share of such shares on the New York Stock Exchange (the "NYSE") (which redemption price may be paid in Common Units). An individual who acquires Excess Shares bears the risk that, among other things, (i) he may lose control over the power to dispose of such Excess Shares, (ii) he may not be able to recognize the profit from the sale of such Excess Shares upon an increase in the market price thereof, and
(iii) he may be required to recognize a loss from the sale of such Excess Shares upon a decrease in the market price thereof.

LIMITATIONS ON ACQUISITION AND CHANGE IN CONTROL

  OWNERSHIP LIMIT

     The Ownership Limit may have the effect of precluding acquisition of control of the Company by a third party without consent of the Board of Directors. See "Description of the Capital Stock of the Company -- Restrictions on Transfer."

  STAGGERED BOARD OF DIRECTORS

     The Board of Directors has three classes of directors. The terms of the classes expire in 1997, 1998, and 1999, respectively. Directors for each class are elected for a three-year term upon the expiration of the class' term. The staggered terms for directors may affect the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest. See "Description of the Capital Stock of the Company -- Charter and Bylaw Provisions" in the accompanying Prospectus.

  PREFERRED STOCK

     The Company's charter authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock and to establish the preferences and rights of any shares issued. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. Currently, 2,000,000 shares of the Series A Preferred Stock are issued and outstanding. See "Description of the Capital Stock of the Company -- Preferred Stock" and "-- Series A Preferred Stock."

  TENNESSEE ANTI-TAKEOVER STATUTES

     As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Business Corporation Act (the "TBCA"), which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. These provisions may have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. See "Description of the Capital Stock of the Company -- Tennessee Anti-Takeover Statutes" in the accompanying Prospectus.

                                  THE COMPANY
OVERVIEW

     The Company is a Memphis, Tennessee-based self-administered and self-managed UPREIT which owns and operates 74 apartment communities containing 19,628 apartment units in 12 states, and has agreements and letters of intent to acquire three apartment communities containing 1,142 apartment units. As measured by the number of apartment units owned, the Company is the sixth largest apartment REIT in the United States.

     Founded in 1977 by Mr. Cates, the Company's predecessor grew from an operator of a single 252-unit apartment community in Memphis, Tennessee into a fully-integrated owner and operator of 5,580 apartment units in 22 apartment communities in four southeastern states immediately prior to the Initial Offering. Since the Initial Offering, the Company's portfolio has increased by 52 apartment communities containing 14,048 apartment units, including 12 apartment communities containing 3,212 apartment units acquired in the AFR Merger for an aggregate value of approximately $111 million (as measured by Common Stock issued and AFR debt assumed).

     The Company seeks to acquire apartment communities appealing to middle and upper income residents in mid-size cities in the southeastern United States and Texas. Approximately 64% of the Company's apartment units are located in Tennessee, Florida and Texas markets. The Company's strategic focus is to provide its residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. The Company utilizes its experience and expertise in maintenance, landscaping, marketing and management to effectively "reposition" many of the apartment communities it acquires to raise occupancy levels and per unit average rentals. The average age of the Communities at December 31, 1996 was 12.8 years.

     As of January 31, 1997, the executive officers and directors of the Company owned approximately 13% of the combined outstanding Common Stock and Common Units. Stock and other incentive compensation plans are used to motivate employees to meet long-term management goals that are consistent with creating value for the Company's shareholders.

OPERATING PHILOSOPHY

     MID-SIZE MARKET FOCUS. The Company focuses on owning, operating, and acquiring apartment communities in mid-size southeastern and Texas cities. The Company believes that these markets generally have been less susceptible to apartment overbuilding during past real estate investment cycles, and the Company believes that apartment communities in these markets offer attractive long-term investment returns. The Company seeks to acquire apartment communities in its existing markets and selected new markets where it believes there is less competition for acquisitions from other well-capitalized buyers. The Company believes it can acquire apartment units at a significant discount to estimated replacement cost in these markets.

     INTENSIVE MANAGEMENT FOCUS. The Company strongly emphasizes on-site property management. Particular attention is paid to opportunities to increase rents, raise average occupancy rates, and control costs, with property managers being given the responsibility for monitoring market trends and the discretion to react to such trends. The Company has had demonstrable success in this regard as evidenced by: (i) monthly rental per apartment unit was $529 at December 31, 1996 versus $508 at December 31, 1995, which represented a 4.1% increase; (ii) average occupancy during 1996 was 95.4% versus 95.2% in 1995; and (iii) during 1996 the Company was able to decrease property operating expenses as a percentage of revenue principally through the installation of individual apartment unit water and utility meters.

     DEDICATION TO CUSTOMER SERVICE. Management's experience is that maintaining a consistently high level of customer satisfaction leads to greater demand for the Company's apartment units, higher occupancy and rental rates, and increased long-term profitability. The Company, as part of its intense management focus, has implemented a practice of having highly trained property managers and service technicians on-site at each of the Communities. Management undertakes frequent resident surveys and focus groups, in order to measure customer satisfaction.

     DECENTRALIZED OPERATIONAL STRUCTURE. The Company's operational structure is organized on a geographic basis. The Company's property managers have overall operating responsibility for their specific Communities. Property managers report to area managers or regional managers who, in turn, are accountable to the Company's President. Management believes that its decentralized operating structure capitalizes on specific market knowledge, increases personal accountability relative to a centralized structure and is beneficial in the acquisition, redevelopment and development process.

GROWTH STRATEGIES

     The Company seeks to increase earnings per share and operating cash flow to maximize shareholder value through a balanced strategy of internal and external growth.

     INTERNAL GROWTH STRATEGY. Management's goal is to maximize its return on investment in each Community by increasing rental rates and reducing operating expenses while maintaining high occupancy levels. The Company (i) seeks higher net rental revenues by enhancing and maintaining the competitiveness of the Communities and (ii) manages expenses through its system of detailed management reporting and accountability in order to achieve increases in operating cash flow. The steps taken to meet these objectives include:

         o empowering the Company's property managers to adjust rents in response to local market conditions and to concentrate resident turnover in peak rental demand months;

         o implementing programs to control expenses through investment in cost-saving initiatives, such as the installation of individual apartment unit water and utility meters in certain Communities;

         o ensuring that, through monthly inspections of all Communities by senior management and prompt attention to maintenance and recurring capital needs, the Communities are properly maintained;

         o improving the "curb appeal" of the Communities through extensive landscaping and exterior improvements and repositioning Communities from time to time to maintain market leadership positions;

         o investing heavily in training programs for its property-level personnel;

         o compensating all employees through performance-based compensation programs and stock ownership programs; and

         o maintaining a hands-on management style and "flat" organizational structure that emphasizes senior management's continued close contact with the market and employees.

     EXTERNAL GROWTH STRATEGY. The Company's external growth strategy is to acquire and selectively develop additional apartment units and, when apartment communities no longer meet the Company's long-term strategic objectives or investment return goals, to dispose of those Communities. Through the UPREIT structure, the Company has the ability to acquire apartment communities through the issuance of UPREIT Units in tax-deferred exchanges with owners of such properties. Since the Initial Offering, the Company has grown by 14,048 apartment units, an increase of approximately 252% over the number of apartment units immediately prior to the Initial Offering. Typical attributes of apartment communities which the Company seeks to acquire are:

         o well-constructed properties having attractive locations, potential for increases in rental rates and occupancy, potential for reductions in operating costs and acquisition prices below estimated replacement cost;

         o properties with opportunities for internal growth through (i) market repositioning by means of property upgrades which typically include landscaping, selective refurbishing and the addition of amenities and (ii) realizing economies of scale in management and purchasing; and

         o properties located in the Company's existing markets and mid-size southeastern and Texas metropolitan areas having favorable market characteristics.

     In addition, the Company develops new apartments when it believes it can achieve an attractive return on investment. Since the Initial Offering, the Company has completed the following development projects:

         o 122 apartment units constructed at the Woods of Post House in Jackson, Tennessee in close proximity to three other Communities;

         o 24 additional apartment units at the Reflection Pointe apartment community in Jackson, Mississippi; and

         o 32 additional apartment units at the Park Haywood apartment community in Greenville, South Carolina.

     The Company recently commenced construction of a 234-unit expansion of the 384-unit Lincoln on the Green apartment community at the Tournament Players' Club at Southwind in Memphis, Tennessee. Construction of that expansion is expected to be completed in the Fall of 1997. Several other expansion and new development opportunities are currently being explored.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby (assuming a public offering price of $29.00 per share) are estimated to be approximately $54.7 million after payment of all underwriting discounts and expenses of the Offering (or approximately $62.9 million if the Underwriters' over-allotment option is exercised in full). The Company will contribute the net proceeds (including net proceeds from the Underwriters' exercise of the over-allotment option, if any) of the Offering to the Operating Partnership in exchange for additional interests in the Operating Partnership. The Operating Partnership will use substantially all of the net proceeds to repay outstanding borrowings under the Credit Line and any excess will be used for general corporate purposes, including acquisitions. Amounts repaid under the Credit Line may be re-borrowed (subject to the terms and limits of the Credit Line) to finance acquisitions of additional apartment communities and for other corporate purposes.

     The Credit Line, which matures in December 1998, had an outstanding principal balance as of January 31, 1997 of approximately $51.2 million. Borrowings under the Credit Line bear interest at a floating rate equal to LIBOR plus 1.75% (7.2% at January 31, 1997) and are unsecured.

                                 CAPITALIZATION

     The following table sets forth the historical capitalization of the Company as of September 30, 1996, and pro forma capitalization as adjusted to give effect to (i) an increase in notes payable of approximately $71.2 million resulting from the consummation of the Completed Acquisitions and Proposed Acquisitions reduced by the proceeds from the Dispositions, (ii) the issuance of 2,000,000 shares of Series A Preferred Stock in the Preferred Stock Offering and the application of the net proceeds thereof, and (iii) the issuance of 2,000,000 shares of Common Stock in the Offering and the application of the estimated net proceeds thereof.

                                             SEPTEMBER 30, 1996
                                        -----------------------------
                                                          PRO FORMA
                                        HISTORICAL       AS ADJUSTED
                                        -----------      ------------
                                          (UNAUDITED, IN THOUSANDS)
Debt:
  Notes payable......................    $  347,541        $316,201
                                        -----------      ------------
Minority Interest....................        39,623          43,799
                                        -----------      ------------
Shareholders' Equity:
  Preferred Stock, $0.01 par value,
     5,000,000 shares authorized,
     2,000,000 shares 9.5% Series A
     Cumulative Preferred Stock,
     Liquidation Preference
       $25 per share, issued
       and outstanding...............           --               20
  Common Stock, $0.01 par value,
     20,000,000 shares authorized,
     10,946,016 shares issued and
     outstanding, 12,946,016 shares
     issued and outstanding, as
     adjusted........................           109             129
  Additional paid-in-capital.........       208,862         307,201
  Unearned compensation..............          (290)           (290)
  Accumulated deficit................       (12,492)        (12,492)
                                        -----------      ------------
       Total shareholders' equity....    $  196,189        $294,568
                                        -----------      ------------
Total Capitalization.................    $  583,353        $654,568
                                        ===========      ============

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

     The Common Stock has been listed and traded on the NYSE under the symbol "MAA" since the Initial Offering in February 1994. On February 21, 1997, the reported last sale price of shares of Common Stock on the NYSE was $29.00 and there were approximately 1,484 holders of record of the Common Stock. The Company estimates there are approximately 9,000 beneficial owners of the Common Stock. The following table sets forth the quarterly high and low sales prices of the Common Stock as reported on the NYSE and the distributions declared by the Company with respect to the periods indicated.

                                              COMMON              CASH
                                           STOCK PRICE        DISTRIBUTION
                                       --------------------     DECLARED
                                         HIGH        LOW        PER SHARE
                                       ---------  ---------   -------------
1995
First Quarter........................  $  26       $ 25 3/4       $ .50
Second Quarter.......................     25         24 3/4         .50
Third Quarter........................     24 3/4     24 5/8         .50
Fourth Quarter.......................     24 7/8     24 3/8         .51

1996
First Quarter........................     26 5/8     24             .51
Second Quarter.......................     26 5/8     25 1/8         .51
Third Quarter........................     25 7/8     23 7/8         .51
Fourth Quarter.......................     28 7/8     24 3/4        .535

1997
First Quarter
  (through February 21, 1997)........     29 1/2     27 3/4         --

     The Company's current annual distribution rate with respect to the Common Stock is $2.14 per share. The actual distributions made by the Company will be affected by a number of factors, including the gross revenues received from the Communities, the operating expenses of the Company, the interest expense incurred on borrowings and unanticipated capital expenditures.

     The Company pays a preferential regular monthly distribution on the Series A Preferred Stock at an annual rate of $2.375 per share. No distribution may be made on the Common Stock unless all accrued distributions have been made with respect to the Series A Preferred Stock. No assurance can be given that the Company will be able to maintain its distribution rate on its Common Stock or make required distributions with respect to the Series A Preferred Stock.

     In January 1997, the Company implemented the DRSPP under which holders of Common Stock (and Series A Preferred Stock) may elect automatically to reinvest their distributions in additional shares of Common Stock and/or to make optional purchases of Common Stock free of brokerage commissions and charges. Shares purchased directly from the Company will be purchased at up to a 3% discount from their fair market value at the Company's discretion. To fulfill its obligations under the DRSPP, the Company may either issue additional shares of Common Stock or repurchase Common Stock in the open market.

     Distributions by the Company to the extent of its current or accumulated earnings and profits for federal income tax purposes generally will be taxable to shareholders as ordinary dividend income. For purposes of determining whether distributions on the Common Stock are out of current or accumulated earnings and profits, the Company's earnings and profits are allocated first to the Series A Preferred Stock and then allocated to the Common Stock. Distributions in excess of earnings and profits generally will be treated as a non-taxable reduction of the shareholder's basis in the Common Stock to the extent thereof, and thereafter as taxable gain. Such distributions will have the effect of deferring taxation until the earlier of exhaustion of a shareholder's basis in his Common Stock or sale of such shareholder's Common Stock. In order to maintain its qualification as a REIT, the Company must make annual distributions to shareholders of at least 95% of its taxable income (which does not include net capital gains). Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements. Because of such income tax requirements, debt service resulting from the Company's borrowings could result in federal income tax distribution requirements which exceed cash available for distribution, and in such event the Company would have to seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make distributions to retain its qualification as a REIT for federal income tax purposes.

     Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual funds available for distribution of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. For a discussion of the tax treatment of distributions to holders of shares of Common Stock, see "Federal Income Tax Considerations -- Taxation of Shareholders" in the accompanying Prospectus.

                       SELECTED FINANCIAL AND OTHER DATA

     The following table sets forth selected financial and other data on an historical basis for the Company and its predecessor. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which are incorporated by reference into the accompanying Prospectus. This data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement. In the opinion of management, the data for the periods presented include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

           (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND PROPERTY DATA)

                                                                                            YEAR ENDED DECEMBER 31,
                                            NINE MONTHS ENDED          ------------------------------------------------------------
                                              SEPTEMBER 30,                                           HISTORICAL
                                   ----------------------------------              ------------------------------------------------
                                                     HISTORICAL                                               (PREDECESSOR)
                                   PRO FORMA   ----------------------  PRO FORMA                       ----------------------------
                                    1996(1)       1996        1995      1995(1)      1995     1994(2)    1993      1992      1991
                                   ---------   -----------  ---------  ---------   --------  --------  --------  --------  --------
                                               (UNAUDITED)              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Rental.......................... $ 92,469     $ 81,527    $ 66,842   $119,394    $ 93,509  $ 50,181  $ 25,687  $ 21,756  $ 19,288
  Other...........................    1,494        1,212       1,013      2,031       1,310     1,026       608       438       407
                                   ---------   ----------   --------  ----------   --------  --------  --------  --------  --------
    Total revenue.................   93,963       82,739      67,855    121,425      94,819    51,207    26,295    22,194    19,695

Expenses:
  Property expenses(3)............   35,390       31,660      27,246     47,746      37,810    19,484    11,316     9,682     8,707
  General and administrative(4)...    4,958        4,621       3,401      5,785       4,851     3,613     1,402     1,112       849
  Interest........................   18,878       19,502      16,579     24,937      22,684    10,233     7,448     7,524     8,071
  Depreciation and amortization...   17,753       15,691      11,713     21,946      16,574     8,803     3,521     3,235     2,891
  Amortization of deferred
    financing costs...............      501          484         406        596         593       296       199       109        83
Gains on disposition of
  properties......................       --        1,944          --         --          --        --        --        --        --
                                   ---------   ----------   --------  ----------   --------  --------  --------  --------  --------
Income (loss) before minority
  interest and extraordinary
  item............................ $ 16,483     $ 12,725    $  8,510   $ 20,415    $ 12,307  $  8,778  $  2,409  $    532  $   (906)
Net income........................ $ 13,864     $ 10,384    $  6,719   $ 17,171    $  9,810  $  6,944  $  2,542  $  1,090  $     17
                                   =========   ==========   ========  ==========   ========  ========  ========  ========  ========
Preferred dividends...............    3,563           --          --      4,750          --        --        --        --        --
Net income available for common
  shareholders(5)................. $ 10,301     $ 10,384    $  6,719   $ 12,421    $  9,810  $  6,944  $  2,542  $  1,090  $     17
                                   =========   ==========   ========  ==========   ========  ========  ========  ========  ========
Net income per weighted average
  common share outstanding(5)..... $    .79     $    .95    $    .71   $    .96    $   1.00  $   1.01        --        --        --
Weighted average common shares
  outstanding.....................   12,983       10,983       9,433     12,983       9,860     6,577

BALANCE SHEET DATA:
Real estate owned, at cost........ $695,461     $624,496    $571,314               $578,788  $434,460  $125,269  $111,686  $103,455
Total assets......................  671,330      600,115     565,911                565,267   439,233   104,439    93,252    88,032
Total debt........................  316,201      347,541     302,754                307,939   232,766   105,594    95,036    90,834
Minority interest.................   43,799       39,623      41,781                 41,049    43,709        --        --        --
Shareholders' equity (owners'
  deficit)........................  294,568      196,189     204,857                202,278   152,385    (4,684)   (4,493)   (5,460)

OTHER DATA:
FFO(6)............................ $ 30,541     $ 26,358    $ 20,145   $ 37,479    $ 28,777  $ 17,525  $  5,908  $  3,747  $  1,967
FFO per share and common unit(6).. $   1.98     $   1.96    $   1.69   $   2.43    $   2.34  $   1.86        --        --        --
Distributions declared per
  share and common unit...........                  1.53        1.50                   2.01      1.71        --        --        --
EBITDA(7).........................   53,615       46,458      37,208     67,894      52,158    28,110    13,577    11,400    10,139
EBITDA per share and common
  unit(7)......................... $   3.47     $   3.46    $   3.13   $   4.40    $   4.25  $   2.96        --        --        --
Ratio of EBITDA to fixed
  charges(8)......................     2.33 x       2.21x       2.15x      2.21x       2.19x     2.65x     1.78x     1.49x     1.24x

PROPERTY DATA (AT END OF PERIOD):
Number of Communities.............       77           72          70         77          70        54        22        19        18
Number of apartment units.........   20,770       18,992      18,157     20,770      18,219    14,333     5,580     5,064     4,702

                                                       (NOTES ON FOLLOWING PAGE)

(1) The unaudited pro forma balance sheet data at September 30, 1996 have been prepared as if (i) the Company owned all of the Completed Acquisitions and the Proposed Acquisitions as of September 30, 1996, and (ii) the Dispositions, the consummation of the Preferred Stock Offering and the application of the net proceeds thereof, and the consummation of the Offering and the application of the net proceeds thereof had each occurred on September 30, 1996. The unaudited pro forma operating and other data for the nine months ended September 30, 1996 and the year ended December 31, 1995 have been prepared as if the transactions described above and other property acquisitions since January 1, 1995 had occurred at the beginning of the period presented. The pro forma interest expense reflects the $31.3 million net decrease in total debt in connection with the above-described transactions as if such debt had been decreased at the beginning of the period presented. The pro forma general and administrative expense reflects increased corporate expenses resulting from the transactions described above. The pro forma financial and operating data are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the periods indicated, nor do they purport to represent the results of operations or financial position for future periods. Pro forma interest expense on the Credit Line for the nine months ended September 30, 1996 and the year ended December 31, 1995 was adjusted based on the September 30, 1996 rate of 7.2%.

(2) Operating data for 1994 include 34 days of predecessor financial information and per share data for 1994 are for the period February 4, 1994 through December 31, 1994.

(3) See discussion of the change in accounting policy during 1996 in "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Capital Expenditures."

(4) Includes corporate expenses.

(5) The Company recognized gains on dispositions of properties of approximately $1,944,000 during the nine months ended September 30, 1996. The effect of such gains is not reflected in pro forma net income for the nine months and year ended December 31, 1996.

(6) FFO represents net income (computed in accordance with GAAP) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock distributions. FFO is computed in accordance with the current NAREIT definition, which eliminates amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company adopted this method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. In the table above, FFO has been restated consistent with the current NAREIT FFO definition for all periods, but such restatement does not include the effect of the Company's change in accounting for capital expenditures adopted as of January 1, 1996. See "Management's Discussion and Analysis of Financial Condition and
    Results of Operations -- Funds from Operations" and "-- Capital Expenditures" for a discussion of these changes. Taking into account the effects of the Company's new capitalization policy and the adoption of the current NAREIT FFO definition, FFO per share would have been $1.76 for the nine months ended September 30, 1995 and $2.44 for the year ended December 31, 1995. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding the Company's results of operations in that such calculation reflects cash flow from operating activities and the Company's ability to support interest payments and general operating expenses before the impact of certain activities such as changes in other assets and accounts payable.

(7) EBITDA represents net income before extraordinary items and minority interest, computed in accordance with GAAP, adjusted for gains on dispositions of properties, interest expense, federal income taxes, depreciation and amortization, EBITDA should not be considered as a substitute for net income or any other GAAP measurement of performance, as an indication of operating performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity.

(8) The ratios of EBITDA to fixed charges were computed by dividing EBITDA by fixed charges. Fixed charges consist of interest expense (including interest costs capitalized and amortization of deferred financing costs) and dividends on the Series A Preferred Stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
OVERVIEW

     The following is a discussion of the consolidated financial condition and results of operations of the Company for the nine months ended September 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993. This discussion should be read in conjunction with all of the financial statements incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. These financial statements include all adjustments which are, in the opinion of management, necessary to reflect a fair statement of the results for the interim periods presented, and all such adjustments are of a normal recurring nature.

FUNDS FROM OPERATIONS

     FFO represents net income (computed in accordance with GAAP) excluding extraordinary items, minority interest in Operating Partnership income, gain or loss on disposition of real estate assets, and certain non-cash items, primarily depreciation and amortization, less preferred stock dividends. The Company computes FFO in accordance with NAREIT's current definition, which eliminates amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The Company adopted this method of calculating FFO effective as of the NAREIT-suggested adoption date of January 1, 1996. FFO should not be considered as an alternative to net income or any other GAAP measurement of performance, as an indicator of operating performance or as an alternative to cash flows from operating, investing, and financing activities as a measure of liquidity. The Company believes that FFO is helpful in understanding the Company's results of operations in that such calculation reflects cash flow from operating activities and the Company's ability to support interest payments and general operating expenses before the impact of certain activities such as changes in other assets and accounts payable.

     For the nine months ended September 30, 1996, FFO increased by approximately $6,213,000 or 30.8%, when compared to the same period a year earlier (adjusted for the new NAREIT definition of FFO). The increase was primarily attributable to an approximate $14,884,000 increase in revenues, which was partially offset by increases in expenses associated with the increase in the number of apartment units owned by the Company. On a per share basis, FFO increased 16.0% from $1.69 per share (adjusted only for the current NAREIT definition of FFO) for the nine months ended September 30, 1995 to $1.96 per share for the same period in 1996.

CAPITAL EXPENDITURES

     Following a review of its capital expenditure and depreciation policy, effective January 1, 1996, the Company implemented a new policy of which the primary changes are as follows:

          (a) Increase minimum dollar amounts to capitalize from $500 to $1,000;

          (b) For stabilized Communities (generally, Communities owned and operated by the Company for at least one year), capitalize replacement purchases for major appliances and carpeting of an entire apartment unit which was previously expensed; and

          (c) Reduce depreciation life for certain assets from 20 years to 10 to 15 years.

     The Company believes that the newly adopted accounting policy is preferable because it is consistent with policies currently being used by the majority of the largest apartment REITs and provides a better matching of expenses with the estimated benefit period. The policy has been implemented prospectively effective January 1, 1996.

     The following table presents the impact on 1995 net income of the Company's new capitalization policy and adoption of NAREIT's current definition of FFO.

    IMPACT OF CHANGE IN ACCOUNTING POLICY AND THE CURRENT NAREIT FFO DEFINITION
                                  (UNAUDITED)

                                                             NINE MONTHS ENDED SEPTEMBER 30,           YEAR ENDED DECEMBER
                                                                          1995                               31, 1995
                                                           -----------------------------------   -----------------------------------
                                                                                  WITH CURRENT                          WITH CURRENT
                                                                                   NAREIT FFO                            NAREIT FFO
                                         NINE MONTHS                 WITH CURRENT  DEFINITION              WITH CURRENT  DEFINITION
                                            ENDED             AS      NAREIT FFO   AND CAPITAL      AS      NAREIT FFO   AND CAPITAL
                                      SEPTEMBER 30, 1996   REPORTED   DEFINITION     POLICY      REPORTED   DEFINITION     POLICY
                                      ------------------   --------   ----------   -----------   --------   ----------   -----------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Net income before minority
  interest...........................      $ 12,725        $ 8,510     $  8,510      $ 8,510     $12,307     $ 12,307      $12,307
Change for capitalization policy as
  if in effect at January 1, 1995....           N/A            N/A          N/A          841         N/A          N/A        1,243
Additional depreciation due to change
  in capitalization policy...........           N/A            N/A          N/A         (168)        N/A          N/A         (249)
                                            -------        --------   ----------   -----------   --------   ----------   ----------
Adjusted net income before minority
  interest...........................      $ 12,725        $ 8,510     $  8,510      $ 9,183     $12,307     $ 12,307      $13,301
Gains on disposition of properties...         1,944          --          --           --           --          --           --
Depreciation and amortization of:
  Real estate assets.................        15,577         11,635       11,635       11,803      16,470       16,470       16,719
  Non-real estate assets.............      --                   78       --           --             104       --           --
Deferred
  financing costs..                        --                  406       --           --             593       --           --
                                            -------        --------   ----------   -----------   --------   ----------   ----------
FFO..................................      $ 26,358        $20,629     $ 20,145      $20,986     $29,474     $ 28,777      $30,020
                                            =======        ========   ==========   ===========   ========   ==========   ==========
FFO per share and common unit........      $   1.96        $  1.73     $   1.69      $  1.76     $  2.40     $   2.34      $  2.44

RESULTS OF OPERATIONS

  COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1996 TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995

     During the 1996 period, the Company acquired five apartment communities and sold three apartment communities. The total number of apartment units owned at September 30, 1996 was 18,992 in 72 apartment communities, compared to 18,157 in 70 communities at September 30, 1995. Rental revenue per average apartment unit increased to $526 at September 30, 1996 from $505 at September 30, 1995. Weighted average occupancy at September 30, 1996 and 1995 was 98.1% and 96.8%, respectively.

     Total revenues for the nine months ended September 30, 1996 increased by approximately $14,884,000 primarily attributable to the inclusion for the entire period of revenue from 12 properties acquired in the AFR Merger on June 29, 1995 which was accounted for using the purchase method of accounting. Expenses increased by approximately $12,613,000, which was primarily attributable to (i) inclusion for the entire period of expenses from the 12 properties acquired in the AFR Merger and (ii) an increase in general and administrative expense due to the opening of the new training center, interest expense and depreciation due to the continued growth of the Company. As a percentage of revenues, real estate taxes, insurance and interest costs decreased for the nine months ended September 30, 1996 compared to the same period a year earlier. Repair and maintenance expense decreased as a percentage of revenue primarily due to a reduction in air conditioning, heating and interior painting costs, which management attributes to its emphasis on training service technicians, and to the change in the capitalization policy described above. Utility costs decreased from 6.1% of revenue to 5.7% of revenue for the nine months ended September 30, 1996 compared to the same period a year earlier, due primarily to the installation of 6,021 individual apartment unit water meters and the completion of the individual apartment unit electricity metering at Sailwinds at Lake Magdalene. During the nine months ended September 30, 1996, the Company recorded an approximate $1,944,000 gain for the disposition of two apartment communities.

     As a result of the foregoing, income before minority interest for the nine months ended September 30, 1996 increased approximately $4,215,000 over the same period a year earlier.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31, 1994 (THE COMPANY AND ITS PREDECESSOR)

     The total number of apartment units owned at December 31, 1995 was 18,219 in 70 apartment communities, compared to 14,333 in 54 communities at December 31, 1994. Weighted average rental revenue per unit increased to $508 for 1995 from $482 for 1994. Average occupancy for 1995 and 1994 was 95.2% and 95.5%, respectively.

     For the 10,268 apartment units owned on December 31, 1995 and 1994, occupancy increased to 95.4% as compared to 92.8%, respectively, and the per apartment unit average rental rate increased for this same period 6.2% to $499 from $470.

     Total revenues for 1995 increased by approximately $43,612,000, due primarily to (i) approximately $13,966,000 from the 15 apartment communities acquired, including the Communities acquired in the AFR Merger, (ii) approximately $28,204,000 from a full year's operation of 32 Communities acquired in 1994, and (iii) approximately $1,442,000 from the Communities owned throughout both periods. In addition, the Company completed the development of The Woods at Post House in Jackson, Tennessee in the Fall of 1995.

     Property operating expenses increased by approximately $18,326,000 over 1994. The dollar increase primarily resulted from (i) approximately $5,514,000 of operating expense from the 15 apartment communities acquired in 1995, including the Communities acquired in the AFR Merger, (ii) approximately $12,099,000 for full year's operation of the 32 Communities acquired in 1994, and (iii) approximately $713,000 from the apartment communities owned throughout both periods. As a percentage of revenue, property operating expenses increased to 39.9% from 38.1% for the year ended December 31, 1995 and 1994, respectively. The 5,176 apartment units owned in the states of Florida and Texas acquired during 1994 and 1995 account for a 2.5% increase in the expense ratio. As anticipated in the acquisition forecasts, these apartment units have been more expensive to operate than the balance of the Communities. During 1995, approximately $1,374,000 was expensed for replacement of appliances and carpets compared to approximately $888,000 for 1994.

     General and administrative expenses decreased to 5.1% of revenues for 1995 from 7.1% for 1994 as a result of increased efficiencies from the economies of scale.

     Depreciation and amortization expense increased primarily due to (i) an increase of approximately $2,017,000 from the 15 apartment communities acquired during 1995 and (ii) an increase of approximately $5,390,000 for a full year's operation of 32 apartment communities acquired during 1994. Amortization of deferred financing costs and unamortized costs in excess of fair value of net assets acquired for 1995 were approximately $593,000 and approximately $186,000, respectively.

     Interest expense increased approximately $12,451,000 during 1995 due to apartment communities acquired during the year as well as a full year of operation for Communities acquired in 1994. The Company reduced the average borrowing cost to 8.15% at December 31, 1995 as compared to 8.45% on December 31, 1994. The average maturity on the Company's debt increased to 9.9 years from
8.7 years at December 31, 1995 and 1994, respectively.

     As a result of the foregoing, income before minority interest and extraordinary items in 1995 increased by approximately $3,529,000 over 1994.

  COMPARISON OF YEAR ENDED DECEMBER 31, 1994 (THE COMPANY AND ITS PREDECESSOR) TO THE YEAR ENDED DECEMBER 31, 1993 (PREDECESSOR)

     The total number of apartment units owned at December 31, 1994 was 14,333 in 54 apartment communities, compared to 5,580 apartment units in 22 apartment communities at December 31, 1993. Weighted average rental per apartment unit increased to $482 for 1994 from $434 for 1993. Average occupancy for 1994 and 1993 was 95.5% and 95.4%, respectively.

     Total revenue for 1994 increased by approximately $24,912,000 due primarily to (i) the acquisition of 32 Communities during 1994, (ii) approximately $1,523,000 from rental rate increases at Communities owned throughout both periods, and (iii) approximately $1,491,000 from a full year's operation of three of the Communities acquired in 1993.

     Property operating expenses in 1994 increased by approximately $8,168,000 over 1993. As a percentage of revenue, property operating expenses decreased to 38.1% from 43.0% for 1994 and 1993, respectively. The majority of the dollar increase resulted from increased personnel, real estate taxes, insurance, and building repairs and maintenance. The increase was primarily due to Communities acquired during 1994. Property operating expenses at Communities owned throughout both periods increased approximately $76,000, or 0.8%. During 1994, approximately $1,022,000 was expensed for replacement of appliances, blinds, vinyl flooring and carpets. See " -- Capital Expenditures." Approximately $800,000 ($158 per apartment unit) of this amount related to Communities that were owned throughout both periods. This compares with approximately $881,000 for the same period in 1993, or $166 per apartment unit.

     General and administrative expenses in 1994 increased by approximately $2,211,000 from 1993. This increase was primarily due to (i) franchise taxes of approximately $365,000 which were not required for the predecessor due to its organization as partnerships, (ii) increased personnel-related expenses for the corporate management of new Communities, and (iii) increased administrative expenses, consulting and other professional fees related to the requirements of becoming a public company.

     Depreciation and amortization expense increased in 1994 primarily due to
(i) an increase of approximately $3,803,000 from the Communities acquired during 1994,(ii) an increase of approximately $291,000 for a full year's operation of three Communities acquired during 1993, and (iii) increased depreciation and amortization associated with recording the acquisition of partnership interests at the date of the Initial Offering using the purchase method of accounting. Amortization of deferred financing costs and unamortized costs in excess of fair value of net assets acquired for 1994 were approximately $296,000 and approximately $168,000, respectively.

     Interest expense increased approximately $2,785,000 during 1994 due to additional borrowings associated with the acquisition of additional Communities.

     As a result of the foregoing, income before minority interest and extraordinary items increased by approximately $6,369,000 over 1993. In 1994, the Company recorded an extraordinary gain of approximately $485,000, net of minority interest, due to the early extinguishment of debt following the Initial Offering. In 1993, litigation proceeds of approximately $133,000 were recorded as extraordinary income.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flow provided by operating activities increased from approximately $25,284,000 for the nine months ended September 30, 1995 to approximately $26,142,000 for the nine months ended September 30, 1996. The increase in net cash flow was primarily due to an increase in net income, depreciation and amortization, and accrued expenses and liabilities. This increase in net cash flow provided by operating activities was offset by an increase in restricted cash due to an increase in tax-exempt bond financing requiring additional cash reserves and increases in other mortgage escrows and replacement reserves and the gain recorded for the disposition of two apartment communities.

     Net cash flow used in investing activities increased from approximately $32,407,000 for the nine months ended September 30, 1995 to approximately $44,549,000 for the nine months ended September 30, 1996. The increase was primarily due to the acquisition of 1,232 apartment units in 1996 for approximately

$46,563,000 as compared to the acquisition of 520 apartment units in 1995 for approximately $15,561,000. This increase in net cash flow used in investing activities was offset by the sale of two apartment communities in May and June of 1996 for approximately $16,749,000. Capital improvements to existing properties totaled approximately $12,754,000 for the nine months ended September 30, 1996, compared to approximately $13,654,000 for the same period in 1995. Capital improvements of approximately $5,380,000 during the nine months ended September 30, 1996 was for recurring capital expenditures, including carpet and appliances. For the 14,911 stabilized apartment units, recurring capital expenditures averaged $322 per apartment unit, or $429 annualized. Construction in progress for new apartment units decreased from approximately $4,511,000 for the nine months ended September 30, 1995 to approximately $1,981,000 for the comparable period in 1996, due primarily to the completion of the 122-unit development in Jackson, Tennessee which began leasing during the third quarter of 1995.

     Net cash flow provided by financing activities increased from approximately $4,528,000 during the nine months ended September 30, 1995 to approximately $18,304,000 for the nine months ended September 30, 1996. During the nine months ended September 30, 1996, proceeds from notes payable were approximately $55,020,000 due primarily to (i) approximately $37,076,000 of net borrowings to acquire four apartment communities and (ii) approximately $16,520,000 refunding of tax exempt bonds secured by three apartment communities. This increase in net cash flow provided by financing activities was offset by the approximately $13,480,000 payoff of two mortgages and approximately $3,863,000 of additional distributions paid in respect of shares of Common Stock issued in connection with the AFR Merger.

     At September 30, 1996, the Company had approximately $56,028,000 outstanding on the Credit Line. At September 30, 1996, the Company had approximately $72,857,000 (including the Credit Line) of floating rate debt at an average interest rate of 6.88%; all other debt was fixed rate term debt at an average interest rate of 8.15%.

     The weighted average interest rate and weighted average maturity at September 30, 1996 for the approximately $347,541,000 of notes payable were 7.88% and 11 years, respectively. The Company used the approximately $47,900,000 of net proceeds from the Preferred Stock Offering, which closed in October, for the acquisition of Napa Valley Apartments and used the balance to reduce the amount outstanding on the Credit Line. In December 1996, the Company increased its credit limit under the Credit Line from $65,000,000 to $90,000,000 and expects to use the Credit Line for future acquisitions and development. The Credit Line is unsecured. However, the Credit Line is subject to borrowing base calculations and charges for letters of credit that effectively reduce the maximum amount that may be borrowed under the Credit Line to approximately $87,000,000 as of the date of this Prospectus Supplement.

     The borrowings outstanding under the Credit Line were approximately $51,200,000 at January 31, 1997, and the Company intends to repay all amounts outstanding under the Credit Line with the net proceeds of the Offering. The Company expects to fund the cash portion of the Proposed Acquisitions with borrowings under the Credit Line.

     The Company believes that cash provided by operations is adequate and anticipates that it will continue to be adequate in both the short and long-term to meet operating requirements (including recurring capital expenditures at the Communities) and payment of distributions by the Company in accordance with REIT requirements under the Code.

     Capital expenditures on property improvements and expansion projects for 1996 totaled approximately $21,400,000 with capital expenditures of approximately $27,400,000 planned for 1997 for property improvement and expansion projects. The Company expects to meet its long term liquidity requirements, such as scheduled mortgage debt maturities, property acquisitions, expansions and non-recurring capital expenditures, through long and medium-term collateralized and uncollateralized fixed rate borrowings, issuance of debt or additional equity securities in the Company and the Credit Line.

INSURANCE

     In the opinion of management, property and casualty insurance is in place which provides adequate coverage to provide financial protection against normal insurable risks such that it believes that any loss experienced would not have a significant impact on the Company's liquidity, financial position, or results of operations.

INFLATION

     Substantially all of the resident leases at the Communities allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable the Company to seek rent increases. The substantial majority of these leases are for one year or less. The short-term nature of these leases generally serves to reduce the risk to the Company of the adverse effects of inflation.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

     The Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These statements include the plans and objectives of management for future operations, including plans and objectives relating to capital expenditures and rehabilitation costs on the apartment communities. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties which are discussed in "Risk Factors" in this Prospectus Supplement. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus Supplement will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                THE COMMUNITIES

     The Company seeks to acquire apartment communities appealing to middle and upper income residents. The Communities typically are located in mid-size cities in the southeastern United States and Texas. Approximately 64% of the Company's apartment units are located in Tennessee, Florida and Texas markets. The Company's strategic focus is to provide its residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. The Company utilizes its experience and expertise in maintenance, landscaping, marketing and management to effectively "reposition" many of the apartment communities it acquires to raise occupancy levels and per unit average rentals. The average age of the Communities at December 31, 1996 was 12.8 years. The following table sets forth certain data regarding the Company for the periods indicated.

                                         1996       1995       1994
                                       ---------  ---------  ---------
Apartment units at year end..........     19,280     18,219     14,333
Average monthly rental per apartment
  unit at year end...................    $   529    $   508    $   482
Average occupancy for the year.......       95.4%      95.2%      95.5%

     The Company generally targets acquisitions that are within a 750-mile radius of the Company's headquarters in Memphis, Tennessee and which are located in markets with populations of less than 1 million. As of January 31, 1997, the Company owned 74 apartment communities containing 19,628 units. The following table sets forth selected financial and operating information on an historical basis for the 74 properties owned at January 31, 1997:

                                                                                                 APPROXIMATE
                                                                            YEAR                 RENTAL AREA     AVERAGE
                                                                YEAR     MANAGEMENT    NUMBER      (SQUARE      UNIT SIZE
              PROPERTY                        LOCATION       COMPLETED    COMMENCED   OF UNITS      FT.)       (SQUARE FT.)
-------------------------------------  --------------------------------  -----------  --------   -----------   ------------
Calais Forest........................  Little Rock, AR          1987        1994          260       194,928          750
Napa Valley..........................  Little Rock, AR          1984        1996          240       183,120          763
Whispering Oaks......................  Little Rock, AR          1978        1994          206       192,422          934
                                                                                      --------   -----------   ------------
                                                                                          706       570,470          808
                                                                                      --------   -----------   ------------
Tiffany Oaks.........................  Altamonte Springs, FL    1985        1996          288       234,144          813
Marsh Oaks...........................  Atlantic Beach, FL       1986        1995          120        93,240          777
Anatole..............................  Daytona Beach, FL        1986        1995          208       149,136          717
Cooper's Hawk........................  Jacksonville, FL         1987        1995          208       218,400        1,050
Lakeside.............................  Jacksonville, FL         1985        1996          416       344,032          827
St. Augustine........................  Jacksonville, FL         1987        1995          400       304,400          761
Woodbridge at the Lake...............  Jacksonville, FL         1985        1994          188       166,000          883
Savannahs at James Landing...........  Melbourne, FL            1990        1995          256       238,592          932
Belmere..............................  Tampa, FL                1984        1994          210       202,440          964
Sailwinds at Lake Magdalene..........  Tampa, FL                1975        1994          798       667,084          836
                                                                                      --------   -----------   ------------
                                                                                        3,092     2,617,468          847
                                                                                      --------   -----------   ------------
Shenandoah Ridge.....................  Augusta, GA           1975/1982      1994          272       202,640          745
Hollybrook...........................  Dalton, GA               1972        1994          158       188,640        1,194
                                                                                      --------   -----------   ------------
                                                                                          430       391,280          910
                                                                                      --------   -----------   ------------
Lakepointe...........................  Lexington, KY            1986        1994          118        90,614          768
Mansion, The.........................  Lexington, KY            1987        1994          184       138,720          754
Village, The.........................  Lexington, KY            1989        1994          252       182,716          725
Stonemill Village....................  Louisville, KY           1985        1994          384       324,008          844
                                                                                      --------   -----------   ------------
                                                                                          938       736,058          785
                                                                                      --------   -----------   ------------
Canyon Creek.........................  St. Louis, MO            1987        1994          320       312,592          977

Riverhills...........................  Grenada, MS              1972        1985           96        81,942          854
Advantages, The......................  Jackson, MS              1984        1991          252       199,136          790
Crosswinds...........................  Jackson, MS           1988/1990      1996          360       443,160        1,231
Lakeshore Landing....................  Jackson, MS              1974        1994          196       171,156          873
Pear Orchard.........................  Jackson, MS              1985        1994          389       338,430          870
Pine Trails..........................  Jackson, MS              1978        1988          120        98,560          821
Reflection Pointe....................  Jackson, MS              1986        1988          296       254,856          861
Somerset Place.......................  Jackson, MS              1981        1995          144       128,848          881
Woodridge............................  Jackson, MS              1987        1988          192       175,034          912
                                                                                      --------   -----------   ------------
                                                                                        2,045     1,891,122          925
                                                                                      --------   -----------   ------------
Woodstream...........................  Greensboro, NC           1983        1994          304       217,186          714
Corners, The.........................  Winston-Salem, NC        1982        1993          240       173,496          723
                                                                                      --------   -----------   ------------
                                                                                          544       390,682          718
                                                                                      --------   -----------   ------------
Fairways at Royal Oak................  Cincinnati, OH           1988        1994          214       214,477        1,002

Tanglewood...........................  Anderson, SC             1980        1994          168       146,600          873
The Fairways.........................  Columbia, SC             1992        1994          240       213,720          891
Highland Ridge.......................  Greenville, SC           1984        1995          168       144,000          857
Howell Commons.......................  Greenville, SC        1986/1988      1997          348       275,584          792
Park Haywood.........................  Greenville, SC           1983        1993          208       152,256          732
Spring Creek.........................  Greenville, SC           1984        1995          208       182,000          875
Runaway Bay..........................  Mt. Pleasant, SC         1988        1995          208       177,840          855
                                                                                      --------   -----------   ------------
                                                                                        1,548     1,292,000          835
                                                                                      --------   -----------   ------------

                                         AVERAGE        AVERAGE              ENCUMBRANCES AT
                                         RENT PER      OCCUPANCY            DECEMBER 31, 1996
                                         UNIT AT          % AT       --------------------------------
                                       ------------   ------------   MORTGAGE
                                       DECEMBER 31,   DECEMBER 31,   PRINCIPAL   INTEREST    MATURITY
              PROPERTY                     1996           1996       (000'S)       RATE        DATE
-------------------------------------  ------------   ------------   --------    --------    --------
Calais Forest........................      $550           90.4%      $ 5,610       8.915%    12/01/99
Napa Valley..........................      $542           82.9%        -(2)        -(2)        -(2)
Whispering Oaks......................      $489           90.8%      $ 3,000       8.915%    12/01/99
                                       ------------        ---       --------
                                           $530           88.0%      $ 8,610
                                       ------------        ---       --------
Tiffany Oaks.........................      $528           96.0%         -           -           -
Marsh Oaks...........................      $501           99.2%        -(2)        -(2)        -(2)
Anatole..............................      $542           97.1%      $ 7,000       5.370%    09/01/05
Cooper's Hawk........................      $644           95.2%        -(7)        -(7)        -(7)
Lakeside.............................      $556           95.4%        -(2)        -(2)        -(2)
St. Augustine........................      $518           95.0%        -(7)        -(7)        -(7)
Woodbridge at the Lake...............      $581           96.3%      $ 3,738       -(1)        -(1)
Savannahs at James Landing...........      $554           96.1%        -(7)        -(7)        -(7)
Belmere..............................      $592           97.1%        -(2)        -(2)        -(2)
Sailwinds at Lake Magdalene..........      $517           96.0%      $15,950       8.915%    12/01/99
                                       ------------        ---       --------
                                           $545           96.0%      $26,688
                                       ------------        ---       --------
Shenandoah Ridge.....................      $434           92.3%        -(2)        -(2)        -(2)
Hollybrook...........................      $554           94.9%      $ 2,520       8.915%    12/01/99
                                       ------------        ---       --------
                                           $478           93.3%      $ 2,520
                                       ------------        ---       --------
Lakepointe...........................      $520           98.3%      $ 2,562       8.750%    06/15/97
Mansion, The.........................      $529           95.7%      $ 4,140       8.915%    12/01/99
Village, The.........................      $542           96.0%      $ 5,256       8.750%    06/15/97
Stonemill Village....................      $545           91.1%        -(6)        -(6)        -(6)
                                       ------------        ---       --------
                                           $538           94.2%      $11,958
                                       ------------        ---       --------
Canyon Creek.........................      $521           90.9%        -(6)        -(6)        -(6)
Riverhills...........................      $397           97.9%      $   880       7.000%    05/01/13
Advantages, The......................      $462           91.3%        -(6)        -(6)        -(6)
Crosswinds...........................      $588           96.7%        -(2)        -(2)        -(2)
Lakeshore Landing....................      $493           95.4%        -(6)        -(6)        -(6)
Pear Orchard.........................      $556           97.9%      $ 8,643      10.000%    11/01/97
Pine Trails..........................      $459           99.2%      $ 1,396       7.000%    04/01/15
Reflection Pointe....................      $536           95.6%      $ 6,073       6.600%    09/01/10
Somerset Place.......................      $492           98.6%        -(2)        -(2)        -(2)
Woodridge............................      $499           95.8%      $ 4,840       6.500%    10/01/27
                                       ------------        ---       --------
                                           $518           96.2%      $21,832
                                       ------------        ---       --------
Woodstream...........................      $525           92.4%      $ 5,565       9.250%    12/01/98
Corners, The.........................      $519           95.4%      $ 4,406       7.850%    06/15/03
                                       ------------        ---       --------
                                           $522           93.7%      $ 9,971
                                       ------------        ---       --------
Fairways at Royal Oak................      $570           98.1%        -(2)        -(2)        -(2)
Tanglewood...........................      $518           92.9%      $ 2,651       7.600%    11/15/02
The Fairways.........................      $541           96.3%      $ 7,674       8.500%    03/01/33
Highland Ridge.......................      $476           91.7%        -(3)        -(3)        -(3)
Howell Commons.......................      (8)            (8)          (8)
Park Haywood.........................      $479           93.8%        -(2)        -(2)        -(2)
Spring Creek.........................      $504           97.6%        -(3)        -(3)        -(3)
Runaway Bay..........................      $632           93.8%        -(3)        -(3)        -(3)
                                       ------------        ---       --------
                                           $527           94.5%      $10,325
                                       ------------        ---       --------

                                                                                               APPROXIMATE
                                                                          YEAR                 RENTAL AREA     AVERAGE
                                                              YEAR     MANAGEMENT    NUMBER      (SQUARE      UNIT SIZE
              PROPERTY                      LOCATION       COMPLETED    COMMENCED   OF UNITS      FT.)       (SQUARE FT.)
-------------------------------------  ------------------  ----------  -----------  --------   -----------   ------------
Hamilton Pointe......................  Chattanooga, TN        1989        1992          362       256,716          711
Hidden Creek.........................  Chattanooga, TN        1987        1988          300       259,152          864
Steeplechase.........................  Chattanooga, TN        1986        1991          108        97,016          898
Oaks, The............................  Jackson, TN            1978        1993          100        87,512          875
Post House Jackson...................  Jackson, TN            1987        1989          150       163,640        1,091
Post House North.....................  Jackson, TN            1987        1989          144       144,724        1,005
Williamsburg Village.................  Jackson, TN            1987        1994          148       121,412          820
Woods at Post House..................  Jackson, TN            1995        1995          122       118,922          975
Cedar Mill...........................  Memphis, TN         1973/1986    1982/1984       276       297,794        1,079
Clearbrook Village...................  Memphis, TN            1974        1987          176       150,400          855
Crossings............................  Memphis, TN            1974        1991           80        89,968        1,125
EastView.............................  Memphis, TN            1974        1984          432       356,480          825
Greenbrook...........................  Memphis, TN            1986        1988        1,031       934,490          906
Hickory Farm.........................  Memphis, TN            1985        1994          200       150,256          751
Kirby Station........................  Memphis, TN            1978        1994          371       310,742          838
Lincoln on the Green.................  Memphis, TN            1988        1994          384       293,664          765
McKellar Woods.......................  Memphis, TN            1976        1988          624       589,776          945
Glen Eagles..........................  Memphis, TN            1975        1990          184       189,560        1,030
Park Estate..........................  Memphis, TN            1974        1977           81        95,751        1,182
Savannah Creek.......................  Memphis, TN(9)         1989        1996          204       237,252        1,163
Sutton Place.........................  Memphis, TN(9)         1991        1996          252       267,624        1,062
Winchester Square....................  Memphis, TN            1973        1977          252       301,409        1,196
Brentwood Downs......................  Nashville, TN          1986        1994          286       220,166          770
Park at Hermitage....................  Nashville, TN          1987        1995          440       392,480          892
                                                                                    --------   -----------   ------------
                                                                                      6,707     6,126,906          914
                                                                                    --------   -----------   ------------
Stassney Woods.......................  Austin, TX             1985        1995          288       248,832          864
Travis Station.......................  Austin, TX             1987        1995          304       249,888          822
Redford Park.........................  Conroe, TX             1984        1994          212       153,744          725
Celery Stalk.........................  Dallas, TX             1978        1994          410       552,220        1,347
Lodge at Timberglen..................  Dallas, TX             1984        1994          260       226,124          870
MacArthur Ridge......................  Irving, TX             1991        1994          248       210,393          848
Westborough..........................  Katy, TX               1984        1994          274       197,264          720
Lane at Towne Crossing...............  Mesquite, TX           1983        1994          384       277,616          723
Cypresswood Court....................  Spring, TX             1984        1994          208       160,672          772
Green Tree Place.....................  Spring, TX             1984        1994          200       152,168          761
                                                                                    --------   -----------   ------------
                                                                                      2,788     2,428,921          871
                                                                                    --------   -----------   ------------
Township Woods in Hampton............  Hampton, VA            1987        1995          296       248,048          838
                                                                                    --------   -----------   ------------
        TOTAL........................                                                19,628    17,220,024          877
                                                                                    ========   ===========   ============

                                         AVERAGE        AVERAGE              ENCUMBRANCES AT
                                         RENT PER      OCCUPANCY            DECEMBER 31, 1996
                                         UNIT AT          % AT       --------------------------------
                                       ------------   ------------   MORTGAGE
                                       DECEMBER 31,   DECEMBER 31,   PRINCIPAL   INTEREST    MATURITY
              PROPERTY                     1996           1996       (000'S)       RATE        DATE
-------------------------------------  ------------   ------------   --------    --------    --------
Hamilton Pointe......................      $443           91.7%        -(6)        -(6)        -(6)
Hidden Creek.........................      $458           90.0%        -(6)        -(6)        -(6)
Steeplechase.........................      $522           96.3%        -(2)        -(2)        -(2)
Oaks, The............................      $470           95.0%        -(6)        -(6)        -(6)
Post House Jackson...................      $548           93.3%      $ 5,179       8.170%    10/01/27
Post House North.....................      $554           95.1%      $ 3,765       5.270%    09/01/25
Williamsburg Village.................      $507           97.3%        -(2)        -(2)        -(2)
Woods at Post House..................      $639           85.8%      $ 5,339       7.250%    09/01/35
Cedar Mill...........................      $555           95.7%      $ 2,529       -(4)        -(4)
Clearbrook Village...................      $470           97.7%      $ 1,226       9.000%    04/01/08
Crossings............................      $597           98.8%        -(6)        -(6)        -(6)
EastView.............................      $483           96.1%      $ 3,708       8.625%    12/01/99
Greenbrook...........................      $481           96.6%      $15,743       -(5)        -(5)
Hickory Farm.........................      $500           98.5%        -(6)        -(6)        -(6)
Kirby Station........................      $531           97.0%         -           -           -
Lincoln on the Green.................      $568           98.7%        -(2)        -(2)        -(2)
McKellar Woods.......................      $447           96.3%      $ 8,501       -(5)        -(5)
Glen Eagles..........................      $525           97.3%        -(6)        -(6)        -(6)
Park Estate..........................      $654           98.8%      $ 1,497       -(5)        -(5)
Savannah Creek.......................      $557           99.0%        -(2)        -(2)        -(2)
Sutton Place.........................      $536           98.8%        -(2)        -(2)        -(2)
Winchester Square....................      $541           96.4%        -(6)        -(6)        -(6)
Brentwood Downs......................      $612           96.2%      $ 6,678       8.915%    12/01/99
Park at Hermitage....................      $568           98.0%      $ 8,385       5.790%    02/01/19
                                       ------------        ---       --------
                                           $516           96.2%      $62,550
                                       ------------        ---       --------
Stassney Woods.......................      $584           94.8%        4,925       6.600%    10/01/19
Travis Station.......................      $528           95.4%      $ 4,355       6.600%    04/01/19
Redford Park.........................      $474           94.8%      $ 3,000       9.006%    12/01/04
Celery Stalk.........................      $619           92.2%      $ 8,460       9.006%    12/01/04
Lodge at Timberglen..................      $571           94.6%      $ 4,740       9.006%    12/01/04
MacArthur Ridge......................      $674           91.1%      $ 7,648       7.400%    08/15/98
Westborough..........................      $479           92.3%      $ 3,958       9.006%    12/01/04
Lane at Towne Crossing...............      $503           93.5%      $ 5,756       8.750%    01/01/98
Cypresswood Court....................      $500           94.7%      $ 3,330       9.006%    12/01/04
Green Tree Place.....................      $552           92.0%      $ 3,180       9.006%    12/01/04
                                       ------------        ---       --------
                                           $552           93.5%      $49,352
                                       ------------        ---       --------
Township Woods in Hampton............      $552           93.9%      $10,800       8.750%    11/01/09
                                       ------------        ---       --------
        TOTAL........................      $529           95.2%      $214,606
                                       ============        ===       ========

------------
(1) Encumbered by two mortgages with interest rates of 7.75% and maturities of September 7, 1999 and January 1, 2004.

(2) Subject to a negative pledge pursuant to the agreement in respect of the Credit Line, with an outstanding balance of $30.4 million at December 31, 1996. The line had a variable interest rate at December 31, 1996 of 7.5%.

(3) These three properties are encumbered by a $10.3 million mortgage securing a tax-exempt bond amortizing over 25 years with an average interest rate of 6.09%.

(4) Cedar Mill is encumbered by two mortgages with interest rates of 7.8% and 8.35% with maturities of February 4, 2004 and July 1, 2001 and Mendenhall Townhomes with a 8.65% loan maturing July 1, 2001.

(5) Encumbered by three mortgages with interest rates of 7.8%, 7.55% and 8.35% and maturities of February 4, 2004, July 1, 2001 and July 1, 2001, respectively.

(6) These eleven properties are encumbered by a $43.4 million mortgage.

(7) These three properties are encumbered by a $16.5 million mortgage securing a tax-exempt bond amortizing over 25 years with an average interest rate of 5.75%.

(8) Property acquired in 1997. Information is not applicable.

(9) These properties are located in Desoto County, MS, a suburb of Memphis, TN. The Company considers the properties a part of the Memphis, TN market.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers are as follows:

                                                                                          TERM
                                                  POSITION                    CLASS      EXPIRES
                                    -------------------------------------   ----------   -------
George E. Cates..................... Chief Executive Officer and Chairman    Class III     1997
                                     of the
                                     Board of Directors
H. Eric Bolton, Jr.................. President and Director                  Class II      1999
Simon R. C. Wadsworth............... Executive Vice President, Chief         Class III     1997
                                     Financial
                                      Officer and Director
John J. Byrne, III.................. Independent Director                    Class I       1998
Robert F. Fogelman.................. Independent Director                    Class I       1998
O. Mason Hawkins.................... Independent Director                    Class II      1999
Michael B. Yanney................... Independent Director                    Class II      1999

     The following is a biographical summary of the experience of the directors and executive officers of the Company:

     GEORGE E. CATES. Mr. Cates is the Chief Executive Officer and Chairman of the Board of Directors of the Company, positions he has held since the Company's inception. Mr. Cates founded The Cates Company in 1977 and served as its president and chief executive officer until its merger with the Company in February 1994. Mr. Cates received a B.S. in industrial engineering from Georgia Tech. From 1970 to 1977, Mr. Cates was a shareholder and general manager of Walk Jones and Francis Mah, Inc., architects and engineers. Prior to that, he served in a number of manufacturing, sales and marketing positions with the Buckeye Cellulose division of Procter & Gamble. Mr. Cates is past Chairman of the Board of Memphis Light, Gas and Water Division, past president of the Memphis Apartment Council, past Vice Chairman of the Memphis and Shelby County Airport Authority and is currently a trustee of Rhodes College. Mr. Cates is also a director of First Tennessee National Corporation. Mr. Cates is 59 years old.

     H. ERIC BOLTON, JR. Mr. Bolton has been an employee of the Company since 1994. Mr. Bolton joined the Company as its Vice-President of Development and was named Chief Operating Officer in February 1996. In December 1996, Mr. Bolton was appointed to serve as President of the Company and was appointed as a member of the Board of Directors of the Company in February 1997. Mr. Bolton has over 10 years of real estate experience and prior to joining the Company was Executive Vice President and Chief Financial Officer of Trammell Crow Realty Advisors. He received a B.BA. in accounting from the University of Memphis and an M.B.A. in finance and real estate from the University of North Texas. Mr. Bolton is 40 years old.

     SIMON R. C. WADSWORTH. Mr. Wadsworth is Executive Vice President, Chief Financial Officer and a director of the Company. Mr. Wadsworth joined the Company in March 1994, but acted as a consultant to the Company from the time the Initial Offering was completed until being named to his current positions. Mr. Wadsworth is the President and 85% shareholder of TMF, Inc., an industrial equipment dealership which he acquired in 1981. Mr. Wadsworth spends less than two hours per week on TMF, Inc. business, which is managed by professional management. From 1976 to 1980, he was Director of Corporate Development for Holiday Inns, Inc., and from 1973 to 1976 was Budget Director for Royal Crown Companies. Mr. Wadsworth received a B.A. with honors from Cambridge University and an M.B.A. (concentrating in finance and accounting) from the Harvard Graduate School of Business. Mr. Wadsworth is 49 years old.

     JOHN J. BYRNE, III. Mr. Byrne has served as an independent director of the Company since May 1995. Mr. Byrne founded Cirque Property L.C., a real estate acquisitions and property management company headquartered in Salt Lake City, Utah in 1986, and since that time has served as its President and Managing Member. Mr. Byrne is 37 years old.

     ROBERT F. FOGELMAN. Mr. Fogelman has served as an independent director of the Company since July 1994 and has been President of Fogelman Investment Company, a privately-owned investment firm for more than five years. Mr. Fogelman received a B.S. degree in Economics from the Wharton School of Finance and Commerce at the University of Pennsylvania in 1958. Mr. Fogelman is 61 years old.

     O. MASON HAWKINS. Mr. Hawkins has served as an independent director of the Company since October 1993 and is Chairman and President of Southeastern Asset Management, Inc., a registered investment advisor co-founded by Mr. Hawkins in 1975 and presently having over $3 billion of assets under management. He is also a director of Southeastern Asset Management Funds Trust, a registered investment company of which Southeastern Asset Management, Inc. serves as investment advisor. Mr. Hawkins received a B.S.B.A. degree from the University of Florida and a M.B.A. in Finance from the University of Georgia. He was a research analyst for Atlantic National Bank from 1972 to 1973, serving as Director of Research in 1973, and was a research analyst for First Tennessee Investment Management from 1974 to 1975, serving as Director of Research in 1975. He is a Chartered Financial Analyst. Mr. Hawkins is 48 years old.

     MICHAEL B. YANNEY. Mr. Yanney has served as an independent director of the Company since the consummation of the AFR Merger in June 1995. Mr. Yanney served as Chairman and Chief Executive Officer of America First Companies since 1984. From 1977 until 1984, Mr. Yanney was principally engaged in the ownership and management of commercial banks. He is also a director of Burlington Northern Inc., Forest Oil Corporation, MFS Communications Company, Inc. and Lozier Corporation. Mr. Yanney is 63 years old.

                DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY

     THE DESCRIPTION OF THE CAPITAL STOCK SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE TERMS AND PROVISIONS OF THE CAPITAL STOCK SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 5,000,000 shares of preferred stock (the "Preferred Stock"). Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to shareholders for a vote.

COMMON STOCK

     Subject to such preferential rights granted by the Board of Directors in connection with the issuance of the Series A Preferred Stock and preferential rights as may be granted by the Board of Directors in connection with the future issuances of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of the Series A Preferred Stock and other shares of Preferred Stock which may be issued in the future. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by the TBCA and as the Board of Directors may determine by adoption of an amendment to the Company's charter without any further vote or action by the Company's shareholders. As of the date of this Prospectus Supplement, 2,000,000 shares of the Series A Preferred Stock are issued and outstanding.

SERIES A PREFERRED STOCK

     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Company's charter and charter amendment creating the Series A Preferred Stock, each of which is available from the Company.

     MATURITY. The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

     RANK. The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, ranks (i) senior to all classes or series of Common Stock, and to all equity securities ranking junior to the Series A Preferred Stock, (ii) on parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series A Preferred Stock prior to conversion.

     DIVIDENDS. Holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 9.5% per annum of the $25.00 liquidation preference per share (equivalent to a fixed annual amount of $2.375 per share), payable monthly.

     LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights.

     REDEMPTION. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the Series A Preferred Stock is not redeemable prior to November 1, 2001. On and after such date, the Series A Preferred Stock will be redeemable, in whole or in part, for cash at the option of the Company at a redemption price of $25.00 per share, plus all accrued and unpaid dividends to the redemption date (whether or not declared) without interest.

     VOTING RIGHTS. Holders of Series A Preferred Stock generally will have no voting rights except as required by law. However, whenever dividends on any shares of Series A Preferred Stock shall be in arrears for 18 or more months, the holders of such shares (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a class for the election of two additional directors of the Company until all dividends accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding Series A Preferred Stock. Such special voting provisions shall be inapplicable in the event all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption and sufficient funds deposited in trust to effect such redemption.

     CONVERSION. The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Code, among other things, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer shareholders (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company continues to meet the requirements for qualification as a REIT, the Company's charter, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, shares of the Company's capital stock in excess of the Ownership Limit. The Board of Directors may waive the Ownership Limit with respect to a shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would result in a direct or indirect ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in the failure of the Company to meet the requirements for qualification as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify as a REIT.

     Capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit shall be deemed Excess Shares held by such holder as agent on behalf of, and in trust for the exclusive benefit of the transferees (which may include the Company) to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Shares are held in trust, the holder thereof will not be entitled to vote, the Excess Shares will not be considered issued and outstanding for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Shares prior to the discovery by the Company that capital stock has been transferred in violation of the Ownership Limitation shall be repaid to the Company upon demand.

     Excess Shares are further subject to transfer at the direction of the Board of Directors. If the Board of Directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale plus any remaining amount of such proceeds that exceeds that amount paid by such holder for the Excess Shares.

     In addition, the Company will have the right, for a period of six months during the time any Excess Shares are held by the holder in trust, to redeem all or any portion of the Excess Shares from the holder for the lesser of the price paid for the capital stock by the holder or the market price (as determined in the manner set forth in the Company's charter) of the capital stock on the date the Company give notice of its intent to redeem such Excess Shares. The six-month period begins on the date on which the Company receives written notice of the transfer or other event resulting in the classification of capital stock as Excess Shares.

     Each shareholder shall, upon demand, be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests in the Company as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them severally, the respective number of shares of Common Stock set forth opposite their respective names below:

             UNDERWRITER                NUMBER OF SHARES
-------------------------------------   ----------------
Morgan Stanley & Co. Incorporated....
J.C. Bradford & Co...................
Morgan Keegan & Company, Inc.........
Raymond James & Associates, Inc......
                                        ----------------
     Total...........................       2,000,000
                                        ================

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Stock are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Underwriters propose to offer part of the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at a price that represents a
concession not in excess of $       per share of Common Stock. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers.

     The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an additional 300,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock.

     The Company and the executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus Supplement, without the prior written consent of Morgan Stanley & Co. Incorporated, as representative of the several underwriters, provided that the Company may issue shares under its stock option, employee stock ownership, and dividend reinvestment and stock purchase plans during such 120-day period.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Common Stock being offered hereby, are being passed upon for the Company by Baker, Donelson, Bearman & Caldwell. Certain legal matters related to the Offering are being passed upon for the Underwriters by Hunton & Williams.

                             AVAILABLE INFORMATION

     Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Securities and Exchange Commission's web site (http://www.sec.gov).

                              [GRAPHICS OMMITTED]